Exhibit 99.1

(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the three and nine months ended September 30, 2015 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States (“US”) dollars unless otherwise noted. References to C$ are to Canadian dollars. This MD&A has been prepared as of October 28, 2015.
THIRD QUARTER HIGHLIGHTS

•
On August 27, 2015, the Company announced it had entered into an agreement to purchase New Gold Inc's ("New Gold") 30% interest in the El Morro project in Chile. Following the acquisition, Goldcorp will own 100% of the project. Goldcorp will pay New Gold $90 million in cash and a 4% gold stream on future gold production from El Morro. In conjunction with the acquisition of New Gold's 30% interest, Goldcorp and Teck Resources Limited ("Teck") announced an agreement on August 27, 2015 to combine their respective El Morro and Relincho projects, located approximately 40 kilometres apart in the Huasco Province in Chile, into a single project held by a 50/50 joint venture. The combined project will have the interim name of Project Corridor. Both transactions are expected to close in the fourth quarter of 2015.

•	Key consolidated financial information:

◦	Revenues of $1,098 million, compared with revenues of $839 million in 2014.

◦	Net loss attributable to shareholders of Goldcorp, including discontinued operations, of $(192) million, or $(0.23) per share, compared with a net loss of $(44) million, or $(0.05) per share in 2014.

◦	Operating cash flows, including discontinued operations, of $443 million, compared with $192 million in 2014.

◦	Dividends paid of $75 million, compared to $122 million in 2014.

◦	$3.3 billion of liquidity, with the revolving credit facility fully repaid. (1)

•	Key performance measures: (2)

◦	Goldcorp’s share of gold production increased to 922,200 ounces, compared with 651,700 ounces in 2014. Goldcorp's share of gold sales was 942,600 ounces, compared with 641,400 ounces in 2014.

◦
Total cash costs of $597 per gold ounce, net of by-product silver, copper, lead and zinc credits, comparable to $597 per gold ounce in 2014. On a co-product basis, cash costs of $670 per gold ounce, compared with $682 per gold ounce in 2014. (3)

◦	All-in sustaining costs of $848 per gold ounce, compared with $1,066 per gold ounce in 2014. All-in costs of $949 per gold ounce, compared with $1,565 per gold ounce in 2014. (4)

◦	Adjusted net loss of $(37) million, or $(0.04) per share, compared with adjusted net earnings of $70 million, or $0.09 per share in 2014. (5)

◦	Goldcorp’s share of adjusted operating cash flows of $374 million, compared to $399 million in 2014. (6)

◦	Goldcorp achieved positive free cash flows before dividends of $243 million, compared to negative free cash flows before dividends of $(355) million in 2014. (7)

(1)	At September 30, 2015, the Company held $257 million of cash and cash equivalents, money market investments of $73 million and had $3 billion undrawn on its $3 billion revolving credit facility.

(2)
The Company has included non-GAAP performance measures on an attributable (or Goldcorp’s share) basis throughout this document. Attributable performance measures include the Company’s mining operations, including its discontinued operations, and projects, and the Company’s share of Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow; however, these performance measures

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(in United States dollars, tabular amounts in millions, except where noted)

do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(3)
The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies. In addition to conventional measures prepared in accordance with GAAP, the Company assesses this measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs, by-product and co-product, per gold ounce, to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production cash costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of gold production. The Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs.

Total cash costs on a co-product basis are calculated by allocating Goldcorp‘s share of production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices, as compared to realized sales prices. The Company uses budget prices to eliminate price volatility and improve co-product cash cost reporting comparability between periods. The budget metal prices used in the calculation of co-product total cash costs were as follows:

	2015	2014	2013
Gold	$1,200	$1,200	$1,600
Silver	18	20	30
Copper	3.00	3.00	3.50
Lead	0.95	1.00	0.90
Zinc	1.00	0.90	0.90
If silver, lead and zinc for Peñasquito, silver for Marlin, Cerro Negro and Pueblo Viejo, and copper for Alumbrera and Pueblo Viejo were treated as co-products, Goldcorp's share of total co-product cash costs, including discontinued operations, for the three months ended September 30, 2015, would be $670 per ounce of gold, $8.08 per ounce of silver, $2.94 per pound of copper, $0.64 per pound of zinc, and $0.60 per pound of lead (September 30, 2014 – $682 per ounce of gold, $9.85 per ounce of silver, $2.75 per pound of copper, $0.85 per pound of zinc and $1.02 per pound of lead).
Using actual realized sales prices, co-product total cash costs, including discontinued operations, would be $684 per gold ounce for the three months ended September 30, 2015 (September 30, 2014 – $686). Refer to page 38 for a reconciliation of total cash costs to reported production costs.

(4)
All-in sustaining costs and all-in costs are non-GAAP performance measures that the Company believes more fully define the total costs associated with producing gold; however, these performance measures have no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports these measures on a gold ounces sold basis. The Company's all-in sustaining and all-in cost definitions conform to the guidance note released by the World Gold Council, which became effective January 1, 2014. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies. Refer to page 39 for a reconciliation of all-in sustaining costs.

(5)
Adjusted net (loss) earnings and adjusted net (loss) earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 41 for a reconciliation of adjusted net (loss) earnings to reported net (loss) earnings attributable to shareholders of Goldcorp.

(6)
Adjusted operating cash flows is a non-GAAP performance measure which comprises Goldcorp’s share of operating cash flows before working capital changes and which the Company believes provides additional information about the Company’s ability to generate cash flows from its mining operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 42 for a reconciliation of adjusted operating cash flows before working capital changes to reported net cash provided by operating activities.

(7)
Free cash flows is a non-GAAP performance measure which the Company believes, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use to evaluate the Company's ability to generate cashflows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Free cash flows are calculated by deducting from net cash provided by operating activities, Goldcorp's share of expenditures on mining interests, deposits on mining interest expenditures and capitalized interest paid, and adding Goldcorp's share of net cash provided by operating activities from Alumbrera and Pueblo Viejo. Refer to page 42 for a reconciliation of free cash flows to reported net cash provided by operating activities.

GOLDCORP  |  2

(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW
Goldcorp is a leading gold producer engaged in the operation, exploration, development, and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.
Goldcorp is one of the world’s fastest growing senior gold producers. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong balance sheet. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.
Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G).
At September 30, 2015, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine, Musselwhite and Éléonore gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and the Los Filos gold mine in Mexico; the Marlin gold/silver mine in Guatemala; the Cerro Negro gold/silver mine and the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Pueblo Viejo gold/silver/copper mine (40.0% interest) in the Dominican Republic. The Cerro Negro gold/silver mine and the Éléonore gold mine achieved commercial production effective January 1, 2015 and April 1, 2015, respectively.
On March 13, 2015, the Company acquired 100% of the outstanding shares of Probe Mines Ltd. ("Probe"), which owns the Borden gold project in Canada. The Company’s significant development projects at September 30, 2015 included the Borden and Cochenour gold projects in Canada; the Camino Rojo gold/silver project in Mexico; and the El Morro gold/copper project ("El Morro Project") (70.0% interest) in Chile.
On June 30, 2015, the Company disposed of its 25.9% equity interest in Tahoe Resources Inc. ("Tahoe") which was previously recognized as an investment in an associate. The Wharf gold mine and Marigold gold mine in the United States were sold on February 20, 2015 and April 4, 2014, respectively and the results of Wharf and Marigold have been presented as discontinued operations for the three and nine months ended September 30, 2015 and 2014.
The gold price traded between $1,077 and $1,175 per ounce during the third quarter. The Company realized an average gold price of $1,114 per ounce during the third quarter of 2015 compared to $1,189 per ounce during the second quarter, the lower realized average price was the result of ongoing negative sentiment in the market with expectations of higher interest rates in the United States before year end applying downward pressure on the gold price. Physical demand in India continued to be negatively affected by forecasts of reduced farm output due to lower than expected monsoon rains, while plentiful supply in China impacted local premiums. Geo-political tensions in the Middle East failed to provide any meaningful support to prices.
Gold production for the third quarter of 2015 was 922,200 ounces, an increase of 14,200 ounces, or 2%, from the second quarter of 2015. Gold production increased 42,900 ounces, or 98%, at Éléonore as operations continued to ramp up. Additionally, production increased by 27,800 ounces, or 32%, at Pueblo Viejo as both recoveries and tonnage processed improved following autoclave maintenance undertaken in the prior quarter. These increases were partially offset by a 61,200 ounce, or 21%, decrease at Peñasquito, due mainly to 18% lower gold ore grades and 6% lower mill throughput for sulphide production.
At Éléonore, plant throughput during the quarter averaged 6,500 tonnes per day and exceeded the design throughput of 7,000 tonnes per day for several days as a result of de-bottlenecking the plant and by supplementing mine production with the low grade ore stockpile, which is expected to be depleted in the fourth quarter of 2015. While recoveries in the third quarter were impacted by the presence of iron sulphides in certain production stopes, metallurgical studies are underway that are expected to minimize their effect on future recoveries. Initial production stopes are encountering folding and faulting resulting in higher dilution, therefore lower gold grades mined. The folding is of varying intensities and is estimated to affect approximately 10% of the overall Éléonore deposit. The Éléonore team continues to work on adjusting stope designs to minimize these impacts. Variable folding and the effect of iron sulphides on gold recoveries have the potential to negatively impact 2015 Éléonore production guidance of between 250,000 and 270,000 ounces.
At Peñasquito, construction of the Northern Well Field ("NWF") remained suspended throughout the third quarter of 2015 due to an illegal blockade by a local community. Peñasquito continues to seek a fair resolution of this matter with the community, while taking steps to enforce its contractual rights. Peñasquito is also advancing alternatives for completion of the project without crossing through the affected community lands. Contingency planning is ongoing for fresh water supply to the Peñasquito mine until the NWF project is operational. The Company believes that there will be timely resolution of this matter to meet the future water needs of Peñasquito.
The Metallurgical Enhancement Project ("MEP") feasibility study continued, which included completion of pilot testing, confirming capital estimates and concentrate marketing studies. The MEP permits were approved and received from the authorities. The feasibility study remains on schedule to be completed in early 2016.
At Cochenour, exploration drilling continued to assess the core area of the deposit as well as at the tram level, where there have been changes in the orientation of the veins from prior interpretations. Detailed interpretation and analysis is ongoing to support final mine planning and

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(in United States dollars, tabular amounts in millions, except where noted)

infrastructure. Processing of mill feed from the initial sill-development work was consistent with expectations. Work is ongoing to define the timing of initial stope production and ramp up of Cochenour feed for processing at Red Lake.
All-in sustaining costs of $848 per ounce for the third quarter of 2015 increased slightly from $846 per ounce for the second quarter of 2015 due to increased production costs as Éléonore and Cerro Negro continue to ramp up operations, and inventory carrying value reductions recognized at Los Filos and Peñasquito, partially offset by higher gold sales volumes and higher by-product credit sales.
The reported net loss attributable to shareholders of Goldcorp for the quarter was $(192) million, or $(0.23) per share, compared to net earnings of $392 million, or $0.47 per share, for the second quarter of 2015. The adjusted net loss for the third quarter was $(37) million, or $(0.04) per share, compared to adjusted net earnings of $65 million, or $0.08 per share, for the prior quarter. Both reported and adjusted earnings were impacted by lower metals prices, higher depreciation, depletion and amortization expense (“DD&A”) and higher production costs due to reductions in inventory carrying values at certain mines due in part to lower short term metals prices.
Goldcorp achieved positive free cash flows of $243 million for the third quarter of 2015 as compared to positive free cash flow of $174 million in the second quarter. Free cash flows increased from the prior quarter primarily due to a reduction in capital expenditures following completion of a major capital spending campaign as Cerro Negro and Éléonore achieved commercial production in 2015, partially offset by lower cash flows from operations as revenues were negatively impacted by lower realized prices and higher production costs.

GOLDCORP  |  4

(in United States dollars, tabular amounts in millions, except where noted)

CORPORATE DEVELOPMENTS – THIRD QUARTER HIGHLIGHTS
Project Corridor:
On August 27, 2015, the Company announced it had entered into an agreement to purchase New Gold Inc's ("New Gold") 30% interest in the El Morro project in Chile. Following the acquisition, Goldcorp will own 100% of the project. Goldcorp will pay New Gold $90 million in cash and a 4% gold stream on future gold production from El Morro. New Gold will make ongoing payments of $400 per ounce of gold delivered under the contract, subject to a 1% per annum adjustment (compounded annually, commencing on the first anniversary of the agreement), once 217,000 ounces have been delivered.
In conjunction with the acquisition of New Gold's 30% interest, Goldcorp and Teck Resources Limited ("Teck") announced an agreement on August 27, 2015, to combine their respective El Morro and Relincho projects, located approximately 40 kilometres apart in the Huasco Province in Chile, into a single project held by a 50/50 joint venture. The combined project will have the interim name of Project Corridor. Project Corridor is expected to provide a number of benefits, including reduced environmental footprint, lower cost and improved capital efficiency, an optimized mine plan and enhanced community benefits and community engagement. Both transactions are expected to close in the fourth quarter of 2015.

GOLDCORP  |  5

(in United States dollars, tabular amounts in millions, except where noted)

SUMMARIZED FINANCIAL RESULTS (2)(3)

	September 30		June 30		March 31		December 31
Consolidated financial information	2015	2014	2015	2014	2015	2014	2014	2013
Revenues (1)(2)	$1,098	$839	$1,188	$884	$1,017	$878	$835	$956
(Loss) earnings from operations and associates	$(9)	$53	$106	$207	$41	$201	$(2,988)	$(124)
Net (loss) earnings from continuing operations (2)	$(191)	$(48)	$398	$194	$(139)	$89	$(2,403)	$(1,001)
Net earnings (loss) from discontinued operations	$—	$4	$(6)	$(11)	$52	$9	$7	$(88)
Net (loss) earnings	$(191)	$(44)	$392	$183	$(87)	$98	$(2,396)	$(1,089)
Net (loss) earnings attributable to shareholders of Goldcorp	$(192)	$(44)	$392	$181	$(87)	$98	$(2,396)	$(1,089)
Net (loss) earnings from continuing operations per share (2)(3)
– Basic	$(0.23)	$(0.06)	$0.48	$0.24	$(0.17)	$0.11	$(2.95)	$(1.23)
– Diluted	$(0.23)	$(0.06)	$0.48	$0.23	$(0.17)	$0.11	$(2.95)	$(1.23)
Net (loss) earnings per share
– Basic	$(0.23)	$(0.05)	$0.47	$0.22	$(0.11)	$0.12	$(2.94)	$(1.34)
– Diluted	$(0.23)	$(0.05)	$0.47	$0.22	$(0.11)	$0.12	$(2.94)	$(1.34)
Cash flows from operating activities of continuing operations (1)(2)	$443	$188	$528	$266	$51	$263	$265	$296
Cash flows from operating activities including discontinued operations (1)(2)	$443	$192	$528	$275	$58	$273	$274	$307
Dividends paid	$75	$122	$124	$122	$122	$122	$122	$121
Cash and cash equivalents	$257	$376	$940	$1,220	$365	$1,001	$482	$625

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(in United States dollars, tabular amounts in millions, except where noted)

	September 30		June 30		March 31		December 31
Key performance measures (3)	2015	2014	2015	2014	2015	2014	2014	2013
Gold produced (ounces) (2)	922,200	635,500	908,000	633,700	713,400	643,100	865,000	730,000
Gold sold (ounces) (1)(2)	942,600	627,000	903,000	624,000	812,200	648,700	681,100	687,200
Silver produced (thousands of ounces)	11,300	7,800	10,400	9,000	8,500	9,600	10,400	9,800
Copper produced (thousands of pounds)	12,300	16,800	8,600	19,300	9,200	21,500	27,200	28,800
Lead produced (thousands of pounds)	49,200	37,000	47,500	38,600	36,700	49,500	27,200	53,600
Zinc produced (thousands of pounds)	111,500	81,000	105,500	91,900	82,500	87,900	68,900	80,900
Average realized gold price (per ounce)	$1,114	$1,266	$1,189	$1,296	$1,217	$1,297	$1,203	$1,254
Average London spot gold price (per ounce)	$1,124	$1,282	$1,193	$1,289	$1,219	$1,294	$1,201	$1,272
Total cash costs – by-product (per gold ounce) (4)	$597	$590	$547	$464	$577	$483	$582	$437
Total cash costs – co-product (per gold ounce) (5)	$670	$678	$656	$641	$664	$655	$665	$625
All-in sustaining costs (per gold ounce)	$848	$1,067	$846	$853	$880	$828	$1,043	$784
All-in costs (per gold ounce)	$949	$1,577	$1,028	$1,503	$1,212	$1,421	$1,571	$1,339
Adjusted net (loss) earnings	$(37)	$66	$65	$154	$9	$200	$48	$76
Adjusted operating cash flow	$374	$392	$358	$369	$363	$272	$329	$428
Free cash flow	$243	$(357)	$174	$(248)	$(366)	$(172)	$(249)	$(354)
Including discontinued operations (2)
Gold produced (ounces)	922,200	651,700	908,000	648,700	724,800	679,900	890,900	768,900
Gold sold (ounces)	942,600	641,400	903,000	639,500	827,500	684,000	707,900	725,700
Total cash costs – by-product (per gold ounce) (4)	$597	$597	$547	$470	$585	$507	$589	$467
Total cash costs – co-product (per gold ounce) (5)	$670	$682	$656	$643	$670	$673	$669	$645
All-in sustaining costs (per gold ounce)	$848	$1,066	$846	$852	$885	$840	$1,035	$810
All-in costs (per gold ounce)	$949	$1,566	$1,028	$1,486	$1,210	$1,403	$1,544	$1,336
Adjusted net (loss) earnings	$(37)	$70	$65	$164	$12	$209	$55	$74
Adjusted operating cash flow	$374	$399	$358	$376	$366	$281	$337	$439
Free cash flow	$243	$(355)	$174	$(240)	$(360)	$(165)	$(241)	$(351)

(1)
Excludes pre-commissioning sales ounces from Cerro Negro, prior to January 1, 2015, and Éléonore, prior to April 1, 2015, as costs incurred, net of proceeds from sales, were recognized against capitalized project costs.

(2)
Wharf was classified as a discontinued operation for the three and nine months ended September 30, 2015. The 2014 and 2013 comparative information has been re-presented in accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations. In addition, the Company's 66.7% interest in Marigold, the sale of which was completed on April 4, 2014, was classified as a discontinued operation for the 2014 and 2013 comparative periods.

(3)
The Company has included the Company’s share of the applicable production, sales and financial information of Alumbrera and Pueblo Viejo in the non-GAAP performance measures noted above. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(4)
Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera and Pueblo Viejo; by-product silver sales revenues for Marlin, Cerro Negro and Pueblo Viejo; by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.07 per silver ounce (2014 – $4.05 per silver ounce) sold to Silver Wheaton Corp.

(5)
Total cash costs per gold ounce on a co-product basis is calculated by allocating Goldcorp’s share of production costs to each co-product (Alumbrera (copper); Marlin (silver); Pueblo Viejo (silver and copper); Peñasquito (silver, lead and zinc); and Cerro Negro (silver)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2).

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(in United States dollars, tabular amounts in millions, except where noted)

REVIEW OF CONSOLIDATED FINANCIAL INFORMATION
Three Months Ended September 30, 2015 compared to the three months ended September 30, 2014
Net loss attributable to shareholders of Goldcorp for the third quarter of 2015 was $(192) million, or $(0.23) per share, compared to a net loss attributable to shareholders of Goldcorp of $(44) million, or $(0.05) per share, for the third quarter of 2014. Compared to the third quarter of 2014, the net loss attributable to shareholders of Goldcorp for the three months ended September 30, 2015 was impacted by the following factors:

•
Revenues increased by $259 million, or 31%, primarily due to a $256 million increase in gold revenues resulting from a 61% increase in gold sales volumes, as Cerro Negro and Éléonore achieved commercial production in 2015 and mining at Peñasquito moved into the heart of the deposit with higher sulphide ore gold grades and continued positive grade reconciliation. The positive impact of increased gold sales volumes was partially offset by lower realized gold prices;

•
Production costs increased by $142 million, or 28%, primarily due to Cerro Negro and Éléonore achieving commercial production in 2015. Excluding the impact of those mines, production costs decreased by $50 million due to El Sauzal entering reclamation in 2015 ($19 million), an $11 million reversal of accrued royalty expense at Marlin, and the favourable impact of the strengthening US dollar;

•
Depreciation and depletion increased by $203 million, or 106%, due to Cerro Negro and Éléonore achieving commercial production, a higher depletion rate at Marlin resulting from a reduction of proven and probable gold reserves, the impact of reductions in the carrying value of inventory, primarily at Los Filos and Peñasquito, new assets put into service at Peñasquito and higher sales volumes;

•
The Company’s share of net earnings of associates of $7 million for the third quarter of 2015 was comprised of net earnings of $20 million from Pueblo Viejo, partially offset by $13 million of net losses at Alumbrera. In the third quarter of 2014, the Company's share of net earnings from associates was $15 million, comprised of net earnings of $10 million and $9 million from Pueblo Viejo and Tahoe, respectively, partially offset by a $4 million loss from Alumbrera. The Company disposed of its equity investment in Tahoe on June 30, 2015;

•	An impairment of mining interests of $19 million ($13 million, net of tax) was recognized against the carrying value of the El Sauzal mine in the third quarter of 2014;

•
Corporate administration, excluding share-based compensation expense, was $37 million, a $7 million decrease as compared to the third quarter of 2014, primarily due to the favourable impact of the weakening Canadian dollar. Share-based compensation expense was $14 million for the third quarter of 2015, a decrease of $5 million compared to the third quarter of 2014 primarily due to a decrease in value of the Company's performance share units ("PSUs") and phantom share units;

•	A $7 million increase in losses on derivatives which comprised net losses on the Company's foreign currency, heating oil and commodity contracts;

•
Finance costs increased by $20 million primarily due to interest expense on the Company's borrowings that is no longer eligible for capitalization as a result of commercial production being achieved at Cerro Negro and Éléonore;

•	Other income was comparable with the third quarter of 2014 and was primarily comprised of interest income arising on the Company's cash and cash equivalents and loans held with Pueblo Viejo;

•	Income tax expense for the three months ended September 30, 2015 totaled $136 million (three months ended September 30, 2014 – income tax expense of $83 million) and was primarily impacted by:

•
A $158 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to an $85 million foreign exchange loss in the third quarter of 2014. The foreign exchange related deferred income tax impacts resulted from the weakening Canadian Dollar, and Mexican and Argentine Pesos during the three months ended September 30, 2015 and 2014;

•	A $12 million deferred income tax recovery arising from a foreign exchange loss realized in Canadian dollar denomination on the repayment of the US dollar denominated credit facility;

•
A higher effective tax rate in the third quarter of 2015, after adjusting for the above noted items and non-deductible share-based compensation expense. The increase in the third quarter of 2015 was due to certain tax losses and assets that were not tax effected, a lower tax benefit of inflationary adjustments in Mexico, and lower non-taxable income from associates in the third quarter of 2015; and

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(in United States dollars, tabular amounts in millions, except where noted)

•	Net earnings from discontinued operations of $4 million for the third quarter of 2014 was comprised of earnings from Wharf, which was sold on February 20, 2015.
Adjusted net loss amounted to $(37) million, or $(0.04) per share (1), for the three months ended September 30, 2015, compared to adjusted net earnings of $70 million, or $0.09 per share, for the third quarter of 2014. Compared to the third quarter of 2014, adjusted net loss was impacted by higher production costs, increased depreciation and depletion expense and lower gold realized prices, partially offset by higher gold sales volumes.
The total cash costs (by-product) for third quarter of 2015 and 2014 was $597 per gold ounce (2). Total cash costs for the third quarter of 2015 were primarily impacted by increased production costs following achievement of commercial production at Cerro Negro and Éléonore in 2015, higher realized losses on the Company's derivative contracts and a decrease in by-product silver, copper, and zinc sales credits due to lower realized prices and lower copper sales volumes, offset by higher gold sales volumes and the favourable impact of the strengthening US dollar.

(1)
Adjusted net (loss) earnings and adjusted net (loss) earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 41 for a reconciliation of adjusted net (loss) earnings to reported net (loss) earnings attributable to shareholders of Goldcorp.

(2)
The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs. Refer to page 38 for a reconciliation of total cash costs to reported production costs.

GOLDCORP  |  9

(in United States dollars, tabular amounts in millions, except where noted)

Three months ended September 30, 2015 compared to the three months ended June 30, 2015
Net loss attributable to shareholders of Goldcorp for the third quarter of 2015 was $(192) million, or $(0.23) per share, compared to net earnings attributable to shareholders of Goldcorp of $392 million, or $0.47 per share, for the second quarter of 2015. Compared to the prior quarter, the net loss attributable to shareholders of Goldcorp for the three months ended September 30, 2015 was impacted by the following factors:

•
Revenues decreased by $90 million, or 8%, due to a $73 million decrease in gold revenues, $12 million decrease in silver revenues and a $5 million decrease in lead and zinc revenues, net of refining charges. Gold revenues were impacted by lower volumes and lower realized prices, with silver, lead and zinc revenues also impacted by lower realized prices partially offset by increased sales volumes;

•
Production costs increased by $18 million, or 3%, primarily due to inventory carrying value reductions at Los Filos and Peñasquito, and higher consumables and maintenance costs, partially offset by the reversal of royalty expense at Marlin, reduced power costs at Peñasquito and the favourable foreign exchange effect of the strengthening US dollar;

•
Depreciation and depletion increased by $38 million, or 11%, primarily due to inventory carrying value reductions and higher sales volumes from Marlin, Éléonore and Cerro Negro which incur a higher depreciation and depletion cost per ounce than the Company's other mines;

•
The Company’s share of net earnings of associates of $7 million for the third quarter of 2015 was comprised of net earnings of $20 million from Pueblo Viejo, partially offset by $13 million of net losses at Alumbrera.The Company’s share of net losses of associates of $19 million for the second quarter of 2015 was primarily comprised of net losses of $8 million and $7 million from Pueblo Viejo and Alumbrera, respectively. The Company's share of net losses from Pueblo Viejo in the prior quarter was impacted by a $15 million, after tax, impairment expense recognized on certain power assets;

•
Corporate administration, excluding share-based compensation expense, was $37 million, a $1 million decrease as compared to the prior quarter, primarily due to the favourable impact of the weakening Canadian dollar. Share-based compensation expense was $14 million for the third quarter of 2015, a decrease of $1 million compared to the second quarter due to an decrease in value of the Company's PSUs;

•
A $21 million loss on derivatives for the third quarter of 2015 comprised of net losses on foreign currency, heating oil, and commodity contracts, compared to $8m net gain on derivatives in the prior quarter;

•	A $99 million gain ($95 million, net of tax) on dilution of the Company's investment in Tahoe to 25.9% on April 1, 2015 as a result of Tahoe’s acquisition of Rio Alto;

•
A $315 million gain on disposition of mining interests in the second quarter of 2015 arising on the disposition of the Company's remaining 25.9% investment in Tahoe on June 30, 2015 for a total gain of $299 million ($264 million, net of tax), and the sale of the Arturo project for which the Company recognized a gain of $16 million ($11 million, net of tax);

•
Finance costs decreased by $9 million primarily due to lower interest expense on debt held by Cerro Negro following repayment of certain third party debt in the prior quarter, lower interest expense on the Company's revolving credit facility due to repayment of draw downs in the prior quarter and lower accretion expense arising on the Company's reclamation obligations;

•
Other income of $9 million for the third quarter of 2015 was primarily comprised of interest income arising on the Company's cash and cash equivalent and loans held with Pueblo Viejo compared to other income of $3 million in the prior quarter;

•	Income tax expense for the three months ended September 30, 2015 totaled $136 million (three months ended June 30, 2015 – income tax expense of $90 million) and was primarily impacted by:

•
A $158 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $22 million foreign exchange loss in the second quarter of 2015. The foreign exchange related deferred income tax impacts resulted from the weakening Canadian dollar and Mexican and Argentine Peso a (three months ended June 30, 2015 – weakening Mexican peso, Argentine peso and strengthening Canadian dollar);

•
A $12 million deferred income tax recovery arising from a foreign exchange loss realized in Canadian dollar denomination on the repayment of the US dollar denominated credit facility compared to a $51 million deferred income tax expense arising on the disposition of Company’s investment in Tahoe in the second quarter of 2015;

•
A higher effective tax rate compared to the second quarter of 2015 after adjusting for the above noted items, the gain on the sale of the shares of Tahoe Resources Inc., and non-deductible share-based compensation expense. The increase in t

GOLDCORP  |  10

(in United States dollars, tabular amounts in millions, except where noted)

he third quarter of 2015 was due to certain tax losses and assets that were not tax effected in the third quarter and the favorable tax impact in the second quarter of 2015 of the elimination of the Ontario Resource Tax Credit. These impacts were partially offset by higher non-taxable income from associates in the third quarter of 2015 as compared to non-deductible losses from associates in the second quarter; and

•	Net loss from discontinued operations of $6 million for the second quarter of 2015 comprised of a deferred tax impact arising on the disposition of Wharf which was sold on February 20, 2015.
Adjusted net loss amounted to $(37) million, or $(0.04) per share (1), for the three months ended September 30, 2015, compared to $65 million, or $0.08 per share, for the second quarter of 2015. Compared to the prior quarter, the adjusted net loss resulted from lower revenues and increased production costs and depreciation and depletion.
Total cash costs (by-product) were $597 per gold ounce (2), in the third quarter of 2015, as compared to $547 per gold ounce in the prior quarter. The increase in cash costs per ounce was primarily due to increased production costs, partially offset by increased gold sales volumes and higher by-product credits as a result of increased sales volumes.

(1)
Adjusted net (loss) earnings and adjusted net (loss) earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 41 for a reconciliation of adjusted net (loss) earnings to reported net (loss) earnings attributable to shareholders of Goldcorp.

(2)
The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs. Refer to page 38 for a reconciliation of total cash costs to reported production costs.

GOLDCORP  |  11

(in United States dollars, tabular amounts in millions, except where noted)

Nine months ended September 30, 2015 compared to the nine months ended September 30, 2014
Net earnings attributable to shareholders of Goldcorp for the nine months ended September 30, 2015 were $113 million, or $0.14 per share, compared to net earnings attributable to shareholders of Goldcorp of $235 million, or $0.29 per share, for the nine months ended September 30, 2014. Compared to the nine months ended September 30, 2014, net earnings attributable to shareholders of Goldcorp for the nine months ended September 30, 2015 were impacted by the following factors:

•
Revenues increased by $702 million, or 27%, primarily due to a $715 million increase in gold revenues, partially offset by a $14 million decrease in zinc and copper revenues. The increase in gold revenues was primarily due to Éléonore and Cerro Negro achieving commercial production in 2015 and increased sales volumes from Peñasquito, partially offset by lower realized gold prices and the disposition of Wharf and Marigold in 2014. Zinc and copper revenues were negatively impacted by lower realized prices and lower copper volumes;

•
Production costs increased by $421 million, or 28%, primarily due to Cerro Negro and Éléonore achieving commercial production in 2015. Excluding the impact of those mines, production costs decreased by $76 million due to the favourable impact of the strengthening US dollar, El Sauzal entering reclamation in 2015 and the reversal of royalty expense at Marlin, partially offset by a $29 million increase in reductions to inventory carrying values;

•
Depreciation and depletion increased by $534 million, or 99%, due to Cerro Negro and Éléonore achieving commercial production, a higher depletion rate at Marlin resulting from a reduction of proven and probable gold reserves, the impact of reductions in the carrying value of inventory, primarily at Los Filos and Peñasquito, new assets put into service at Peñasquito and higher sales volumes;

•	A $10 million increase in exploration expense, primarily arising from drilling focused on HG Young at Red Lake;

•
The Company’s share of net earnings of associates of $23 million was primarily comprised of net earnings of $40 million from Pueblo Viejo, which was impacted by a net $19 million impairment expense on certain power assets and obsolete inventory, partially offset by a net loss of $25 million from Alumbrera. The Company’s share of net earnings of associates of $131 million in the nine months ended September 30, 2014 was comprised of $86 million of net earnings from Pueblo Viejo, $14 million of net earnings from Alumbrera and net earnings of $31 million from the Company's equity investments in Tahoe and Primero. The Company sold its investments in Primero and Tahoe on March 26, 2014 and June 30, 2015, respectively;

•
Corporate administration, excluding share-based compensation expense, was $115 million, a decrease of $14 million from the comparative 2014 period primarily due to certain cost savings initiatives and the favourable impact of the weaker Canadian dollar. Share-based compensation expense of $44 million for the nine months ended September 30, 2015 was $15 million lower than in the nine months ended September 30, 2014 due to a decrease in the fair value of the Company's PSUs and phantom share units;

•	A $49 million increase in the net loss on derivatives comprising realized and unrealized gains and losses on the Company's foreign currency, heating oil and commodity contracts;

•	A $99 million gain ($95 million, net of tax) on dilution of the Company's investment in Tahoe to 25.9% on April 1, 2015 as a result of Tahoe’s acquisition of Rio Alto;

•
A $315 million gain on disposition of mining interests in the second quarter of 2015 arising on the disposition of the Company's remaining 25.9% investment in Tahoe on June 30, 2015 for a total gain of $299 million ($264 million, net of tax), and the sale of the Arturo project for which the Company recognized a gain of $16 million ($11 million, net of tax);

•	Finance costs increased by $62 million primarily due to interest expense that is no longer eligible for capitalization as a result of Cerro Negro and Éléonore achieving commercial production;

•
Other income of $30 million comprised mainly of interest income arising on the Company's cash and cash equivalent and loans held with Pueblo Viejo and foreign exchange gains on accounts payable and debt denominated in Mexican and Argentine pesos, and Canadian dollars. Other expense of $12 million in the comparative period was mainly comprised of foreign exchange losses, partially offset by interest income;

•	Income tax expense for the nine months ended September 30, 2015 totaled $355 million (nine months ended September 30, 2014 – income tax expense of $185 million) and was primarily impacted by:

•
A $302 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $167 million foreign exchange loss for the nine months ended September 30, 2014. The foreign exchange related deferred income tax impacts resulted from the weakening Canadian dollar and Mexican and Argentine pesos during both periods;

GOLDCORP  |  12

(in United States dollars, tabular amounts in millions, except where noted)

•	A $39 million deferred income tax expense arising on the disposition of Company’s investment in Tahoe in 2015;

•
A higher effective tax rate for the nine months ended September 30, 2015, after adjusting income taxes for the above noted items, the gain on the sale of the shares of Tahoe, and the non-deductible share-based compensation expense. The increase is due to lower tax benefits for foreign exchange losses on US dollar denominated debt in Argentina, lower income from associates not being subject to tax, higher non-deductible expenses, and a lower tax benefit of inflationary adjustments in Mexico in 2015. Additionally, the 2014 gain on sale of Primero was not subject to tax. These items explaining the increased 2015 rate were partially offset by the favourable tax impact on the elimination of the Ontario Resource Tax Credit in the second quarter of 2015; and

•
Net earnings from discontinued operations of $46 million for the nine months ended September 30, 2015 comprised of a $43 million net gain on the sale of Wharf and $3 million of net earnings of Wharf until February 20, 2015, the date of disposition. Net earnings from discontinued operations of $2 million for the nine months ended September 30, 2014 included a $21 million net loss recognized on the sale of the Company's 66.7% share of Marigold, which was classified as a discontinued operation during 2014, offset by $23 million of total net earnings from Marigold and Wharf prior to disposition.

Adjusted net earnings amounted to $40 million, or $0.05 per share (1), for the nine months ended September 30, 2015, compared to $443 million, or $0.54 per share, for the nine months ended September 30, 2014. Compared to the nine months ended September 30, 2014, adjusted net earnings decreased due to higher production costs and depreciation and depletion expense, partially offset by increased revenues primarily resulting from higher sales volumes.
Total cash costs (by-product) increased to $576 per gold ounce (2), for the nine months ended September 30, 2015, as compared to $525 per gold ounce for the nine months ended September 30, 2014. The increase in cash costs was primarily due to higher production costs due to Cerro Negro and Éléonore achieving commercial production in 2015 and an increase in inventory carrying value reductions, an increase in realized losses on the Company's derivative contracts and a decrease in by-product sales credits primarily due to lower realized metal prices, partially offset by higher gold sales volumes.

(1)
Adjusted net (loss) earnings and adjusted net (loss) earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 41 for a reconciliation of adjusted net (loss) earnings to reported net (loss) earnings attributable to shareholders of Goldcorp.

(2)
The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs. Refer to page 38 for a reconciliation of total cash costs to reported production costs.

GOLDCORP  |  13

(in United States dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS (1)

Three months ended September 30

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Total cash costs – by-product (per gold ounce) (2)	All-in sustaining costs (per gold ounce) (3)
Red Lake	2015	$85	77,600	75,500	$1,121	$601	$1,028
	2014	$125	99,600	98,600	$1,265	$533	$955
Porcupine	2015	79	71,000	70,800	1,124	725	882
	2014	87	74,300	68,400	1,272	663	946
Musselwhite	2015	80	71,000	70,100	1,130	541	697
	2014	81	62,500	62,300	1,292	654	897
Éléonore (4)	2015	95	86,700	85,200	1,122	915	974
	2014	—	—	—	—	—	—
Peñasquito	2015	406	236,800	225,700	1,077	267	467
	2014	361	129,500	144,000	1,236	579	1,142
Los Filos	2015	79	70,300	69,000	1,134	1,275	1,442
	2014	86	64,100	66,500	1,281	623	808
El Sauzal (5)	2015	—	—	—	—	—	—
	2014	12	6,100	9,700	1,307	2,004	2,198
Marlin	2015	70	41,800	39,000	1,125	216	759
	2014	87	45,400	44,500	1,264	478	985
Cerro Negro	2015	204	135,700	157,600	1,131	610	731
	2014	—	19,000	—	—	—	—
Alumbrera (1)	2015	55	16,300	22,300	1,108	1,504	1,925
	2014	79	22,800	21,600	1,223	819	1,404
Pueblo Viejo (1)	2015	146	115,000	127,400	1,118	481	585
	2014	150	112,200	111,400	1,280	438	559
Other (3)	2015	—	—	—	—	—	64
	2014	—	—	—	—	—	121
Total – continuing operations	2015	$1,299	922,200	942,600	$1,114	$597	$848
	2014	$1,068	635,500	627,000	$1,265	$590	$1,067
Wharf (6)	2015	—	—	—	—	—	—
	2014	20	16,200	14,400	1,291	845	1,028
Marigold (6)	2015	—	—	—	—	—	—
	2014	—	—	—	—	—	—
Total – including discontinued operations	2015	$1,299	922,200	942,600	$1,114	$597	$848
	2014	$1,088	651,700	641,400	$1,266	$597	$1,066

GOLDCORP  |  14

(in United States dollars, tabular amounts in millions, except where noted)

Nine months ended September 30

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Total cash costs – by-product (per gold ounce) (2)	All-in sustaining costs (per gold ounce) (3)
Red Lake	2015	$325	275,800	274,400	$1,181	$560	$889
	2014	$373	284,100	289,600	$1,286	$603	$989
Porcupine	2015	233	199,400	198,600	1,173	778	1,009
	2014	263	209,600	203,700	1,287	673	928
Musselwhite	2015	219	189,100	186,400	1,173	631	796
	2014	256	205,200	198,100	1,288	634	824
Éléonore (4)	2015	147	163,000	128,500	1,145	1,098	1,203
	2014	—	—	—	—	—	—
Peñasquito	2015	1,292	690,400	698,100	1,157	283	504
	2014	1,147	426,700	435,600	1,290	290	623
Los Filos	2015	230	198,500	193,600	1,183	1,037	1,231
	2014	250	192,800	194,100	1,284	666	870
El Sauzal (5)	2015	—	—	—	—	—	—
	2014	48	36,800	37,100	1,290	1,265	1,464
Marlin	2015	233	127,700	125,100	1,179	353	896
	2014	264	134,200	130,000	1,285	429	927
Cerro Negro	2015	624	359,600	448,500	1,179	607	739
	2014	—	19,000	—	—	—	—
Alumbrera (1)	2015	130	47,900	47,900	1,168	1,387	1,874
	2014	292	78,400	79,400	1,273	328	831
Pueblo Viejo (1)	2015	434	292,200	356,700	1,179	493	607
	2014	449	325,500	332,100	1,284	457	602
Other (3)	2015	—	—	—	—	—	72
	2014	—	—	—	—	—	112
Total – continuing operations	2015	$3,867	2,543,600	2,657,800	$1,171	$574	$857
	2014	$3,342	1,912,300	1,899,700	$1,286	$511	$915
Wharf (6)	2015	19	11,400	15,300	1,225	941	996
	2014	62	46,200	43,300	1,291	768	894
Marigold (6)	2015	—	—	—	—	—	—
	2014	28	21,800	21,900	1,289	1,117	1,207
Total – including discontinued operations	2015	$3,886	2,555,000	2,673,100	$1,171	$576	$859
	2014	$3,432	1,980,300	1,964,900	$1,286	$525	$918

(1)
The Company has included certain non-GAAP performance measures including the Company’s share of the applicable production, sales and financial information of Alumbrera and Pueblo Viejo, throughout this document; however, these performance measures do not have any standardized meaning. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo presents a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(2)
Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera and Pueblo Viejo; by-product silver sales revenues for Marlin, Cerro Negro and Pueblo Viejo; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.07 per silver ounce (2014 – $4.05 per silver ounce) sold to Silver Wheaton).

(3)
For the purpose of calculating all-in sustaining costs, the Company includes corporate administration expense, capital expenditures incurred at the Company's regional and head office corporate offices and regional office exploration expense as corporate all-in sustaining costs in the "Other" category. These costs are not allocated to

GOLDCORP  |  15

(in United States dollars, tabular amounts in millions, except where noted)

the individual mine sites as the Company measures its operations' performance on all-in sustaining costs directly incurred at the mine site. All-in sustaining costs for Other is calculated using total corporate expenditures and the Company's consolidated gold sales ounces.

(4)
Gold produced includes pre-commercial production ounces from Éléonore. However, sales and sales related revenues, prior to April 1, 2015, are excluded as they are credited against capitalized project costs.

(5)	El Sauzal entered reclamation effective January 1, 2015.

(6)
Wharf is classified as a discontinued operation for the three and nine months ended September 30, 2015. The 2014 comparative information has been re-presented in accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations. In addition, the Company's 66.7% interest in Marigold, the sale of which was completed on April 4, 2014, was classified as a discontinued operation for the three and nine months ended September 30, 2014.

GOLDCORP  |  16

(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW
Red Lake mines, Canada

Operating Data	September 30 2015	June 30 2015	March 31 2015	December 31 2014	September 30 2014
Tonnes of ore milled (1)	160,600	150,800	133,700	186,900	164,400
Average mill head grade (grams/tonne)	15.69	18.45	26.04	21.52	20.80
Average recovery rate	97%	96%	97%	96%	97%
Gold (ounces)
– Produced (1)	77,600	90,800	107,400	130,300	99,600
– Sold	75,500	91,600	107,300	128,700	98,600
Average realized gold price (per ounce)	$1,121	$1,191	$1,215	$1,208	$1,265
Total cash costs – by-product (per ounce)	$601	$602	$494	$493	$533
All-in sustaining costs (per ounce)	$1,028	$879	$799	$809	$955
Mining cost per tonne	$189.36	$212.64	$232.95	$193.36	$216.70
Milling cost per tonne	$48.15	$53.41	$56.14	$44.18	$46.95
General and administrative cost per tonne milled	$71.89	$72.86	$81.49	$83.27	$72.81
Financial Data
Revenues	$85	$109	$131	$156	$125
Depreciation and depletion	$27	$30	$34	$35	$28
Earnings from operations	$9	$18	$42	$56	$41
Expenditures on mining interests (2)	$41	$42	$47	$58	$65

(1)
Included in tonnes of ore milled and gold ounces produced for the three months ended September 30, 2015 are 15,200 tonnes and 2,100 ounces, respectively, from the Company's Cochenour gold project. Tonnes of ore milled and gold ounces produced were nil for the three and six months ended June 30, 2015 (December 31, 2014 – 900 tonnes and 200 ounces, respectively).

(2)	Expenditures on mining interests includes expenditures incurred at the Company's Cochenour gold project which is classified as expansionary capital.
Gold production for the third quarter of 2015 of 77,600 ounces was 22,000 ounces, or 22%, lower than the third quarter of 2014 primarily due to 25% lower grades. The lower grades during the third quarter of 2015 were a result of several factors; the continued conversion of a greater portion of ore mined to long hole mining from selective cut and fill mining in the High Grade Zone has resulted in higher mined tonnes at a lower cost of approximately $20 per tonne mined but also at lower grades due to higher internal dilution that occurs with long hole mining as compared with selective cut and fill mining; the current High Grade Zone de-stress phase required mining lower grade areas; the remnant mining at the Campbell Complex, scheduled for completion in 2016, continues to have planned lower grades; higher mining rates in the Sulphide Zones, which is at a lower grade than other mining areas; and lower than expected grades from the Footwall Zone.
All-in sustaining costs for the third quarter of 2015 were $1,028 per ounce, an increase of $73 per ounce, or 8%, compared to the third quarter of 2014 due to lower gold production ($292 per ounce) and higher exploration expenditures ($47 per ounce), partially offset by a weaker Canadian dollar ($139 per ounce), lower sustaining capital expenditures ($105 per ounce) and lower operating costs ($22 per ounce). Higher exploration expenditures were attributable to the continued exploration activity at the HG Young discovery. The decrease in sustaining capital expenditures was due to lower capital development costs incurred at the Campbell Complex as well as lower capital equipment purchases. The decrease in operating costs was due to reduced contractor costs from less definition drilling ($3 million), partially offset by higher energy usage ($1 million).
Gold production for the third quarter of 2015 was 13,200 ounces, or 15%, lower than the second quarter of 2015 due to 15% lower grades, partially offset by 6% higher mill throughput. The lower grades resulted from the remnant pillar mining at the Campbell Complex, the acceleration of development in the Sulphide Zones, and lower than expected gold grades in the Footwall Zone. The increase in tonnage was attributable to Cochenour pre-production development.
All-in sustaining costs for the third quarter of 2015 were $149 per ounce, or 17%, higher than the second quarter of 2015 due to lower gold production ($189 per ounce) and higher sustaining capital expenditures ($118 per ounce), partially offset by lower operating costs ($104 per ounce), a weaker Canadian dollar ($48 per ounce) and lower exploration expenditures ($6 per ounce). The increase in sustaining capital expenditures was due to timing of capital equipment purchases. The decrease in operating costs was primarily attributable to a decrease in employee and contractor costs as a higher portion of costs were attributable to capitalized development ($6 million).
Exploration development during the third quarter continued to advance north on the 14 Level at Campbell Complex to provide additional diamond drill platforms to further define the HG Young deposit. This exploration development and drilling will continue during the fourth quarter. Drilling during the quarter focused on near surface targets closest to the historic HG Young mine with encouraging results and sufficient drill density to define continuity on strike and down plunge. Exploration drilling also continued to expand the R, NXT, PLM Zones and the Far East Zones.

GOLDCORP  |  17

(in United States dollars, tabular amounts in millions, except where noted)

Porcupine mine, Canada

Operating Data	September 30 2015	June 30 2015	March 31 2015	December 31 2014	September 30 2014
Tonnes of ore milled	1,115,700	1,020,500	761,100	1,094,100	1,123,600
Hoyle Pond underground (tonnes)	92,100	76,000	71,700	122,000	73,300
Hoyle Pond underground (grams/tonne)	12.86	16.22	16.28	15.86	13.84
Dome underground (tonnes)	154,300	130,800	122,900	120,500	111,800
Dome underground (grams/tonnes)	3.32	3.35	2.95	4.36	4.05
Hollinger open pit (tonnes)	121,800	188,000	60,800	59,000	93,800
Hollinger open pit (grams/tonnes)	1.03	1.01	1.36	1.22	1.26
Stockpile (tonnes)	747,400	625,700	505,700	792,600	844,700
Stockpile (grams/tonne)	0.79	0.78	0.80	0.77	1.07
Average mill head grade (grams/tonne)	2.16	2.30	2.65	2.82	2.22
Average recovery rate	91%	90%	91%	91%	92%
Gold (ounces)
– Produced	71,000	72,400	56,000	90,400	74,300
– Sold	70,800	73,600	54,200	95,700	68,400
Average realized gold price (per ounce)	$1,124	$1,193	$1,209	$1,210	$1,272
Total cash costs – by-product (per ounce)	$725	$759	$874	$591	$663
All-in sustaining costs (per ounce)	$882	$1,010	$1,175	$857	$946
Mining cost per tonne	$96.16	$108.70	$121.48	$93.96	$119.89
Milling cost per tonne	$7.95	$7.93	$11.16	$7.31	$8.72
General and administrative cost per tonne milled	$10.79	$12.07	$16.60	$14.50	$10.41
Financial Data
Revenues	$79	$88	$66	$116	$87
Depreciation and depletion	$12	$13	$11	$18	$11
Earnings from operations (1)	$19	$22	$10	$13	$31
Expenditures on mining interests (2)	$28	$25	$20	$24	$19

(1)
Earnings from operations for the three months ended December 31, 2014 were impacted by an increase in non-cash provisions related to the revision in estimates in the reclamation and closure cost obligations for the Porcupine mines' closed sites of $28 million.

(2)	Expenditures on mining interests includes expenditures incurred at the Company's Borden project which was acquired on March 13, 2015.

Porcupine consists of four mining operations, Hoyle Pond, Dome, Hollinger and Stockpile, all of which feed the Dome processing facility. The Hollinger open pit commenced pre-stripping activities during the second quarter of 2014.
Gold production for the third quarter of 2015 of 71,000 ounces was 3,300 ounces, or 4%, lower than the third quarter of 2014 due to 3% lower grades and 1% lower tonnage milled. The Hoyle Pond underground operation experienced 26% higher tonnage at 10% lower grades due to a higher proportion of ore being mined using long-hole mining, which provides higher tonnage and lower grades, but results in lower costs per tonne, than mechanized cut and fill. The Dome underground operation experienced 38% higher tonnage at 18% lower grades due to higher dilution. Surface Stockpile tonnes processed decreased 12% compared to the third quarter of 2014 as a result of increased ore tonnes from the Hollinger open pit displacing the lower grade stockpile. Pre-stripping activities continued at Hollinger providing 121,800 tonnes, an increase of 28,000 tonnes, with 18% lower grades, than in the third quarter of 2014.
All-in sustaining costs for the third quarter of 2015 were $882 per ounce, a decrease of $64 per ounce, or 7%, compared to the third quarter of 2014 due to higher gold sales ($31 per ounce), a weaker Canadian dollar ($114 per ounce) and lower sustaining capital expenditures ($97 per ounce), partially offset by higher operating costs ($178 per ounce). The decrease in capital expenditures was due to the timing of certain underground projects ($1 million). The increase in operating costs was primarily due to higher labour ($6 million) and higher maintenance and consumables associated with Hollinger ramping up ($6 million).
Gold production for the third quarter of 2015 was 1,400 ounces, or 2%, lower than the second quarter of 2015 due to 6% lower grades, driven primarily by mining lower grade stopes at the Hoyle Pond underground, partially offset by 9% higher tonnage milled as a result of improved mill operations and no mill maintenance shutdowns during the third quarter of 2015.

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(in United States dollars, tabular amounts in millions, except where noted)

All-in sustaining costs for the third quarter of 2015 were $128 per ounce, or 13%, lower than the second quarter of 2015 due to lower sustaining capital expenditures ($98 per ounce), lower operating costs ($30 per ounce) and a weaker Canadian dollar ($40 per ounce), partially offset by lower gold production ($40 per ounce). The decrease in operating costs was primarily due to lower contractor utilization at Dome ($3 million) and lower maintenance and consumables ($1 million). The decrease in sustaining capital expenditures was primarily the result of timing of the Hoyle Deep winze project and underground development programs ($7 million).
Underground exploration during the third quarter of 2015 continued to focus on building resources on the S veins and the UM and UP veins at depth. This exploration is on track and results are as expected.
The Hoyle Deep project continued during the third quarter with the completion of loading pocket and waste bin excavations, construction of the shaft bottom ore and waste bins, installation of the grizzly and rock breakers, the construction of 1670 loading pocket conveyor (80% complete) and the 720 metre level ore and waste chutes (75% complete). The shaft has been equipped with shaft steel and furnishings to the 1440 metre level (176 of 217 sets installed, or 81% complete). Shaft crews completed the installation of air, water and electric services in the shaft. The Hoyle Deep winze remains on track to be fully operational in the first quarter of 2016.  Total expenditures at September 30, 2015 relating to the Hoyle Deep project was $186 million (three months ending September 30 – $13 million). Total project expenditures are forecasted to be $196 million by the end of 2015.
At the Hollinger open pit, pre-stripping activities continued with approximately 2 million tonnes of material placed on the Environmental Control Berm during the third quarter of 2015. Final berm elevation has been achieved and 24/7 operations commenced on October 14, 2015.

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(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite mine, Canada

Operating Data	September 30 2015	June 30 2015	March 31 2015	December 31 2014	September 30 2014
Tonnes of ore milled	320,600	303,800	270,500	312,000	263,600
Average mill head grade (grams/tonne)	7.28	6.56	6.71	7.46	7.67
Average recovery rate	97%	97%	97%	96%	96%
Gold (ounces)
– Produced	71,000	60,900	57,200	73,100	62,500
– Sold	70,100	59,900	56,400	81,100	62,300
Average realized gold price (per ounce)	$1,130	$1,190	$1,207	$1,208	$1,292
Total cash costs – by-product (per ounce)	$541	$616	$759	$619	$654
All-in sustaining costs (per ounce)	$697	$761	$956	$779	$897
Mining cost per tonne	$58.19	$64.83	$80.04	$71.91	$82.17
Milling cost per tonne	$12.24	$11.92	$16.35	$15.25	$16.01
General and administrative cost per tonne milled	$35.91	$37.90	$44.68	$42.78	$52.23
Financial Data
Revenues	$80	$71	$68	$98	$81
Depreciation and depletion	$16	$15	$13	$20	$14
Earnings from operations	$27	$19	$13	$29	$23
Expenditures on mining interests	$11	$6	$8	$12	$11
Gold production for the third quarter of 2015 of 71,000 ounces, was 8,500 ounces, or 14%, higher than the third quarter of 2014 due to 22% higher mill throughput, partially offset by 5% lower grades. Mill throughput increased as improvements in sequencing resulted in an increase in stope availability. Lower grades were realized as a result of mining lower grade material as planned.
All-in sustaining costs for the third quarter of 2015 were $697 per ounce, a decrease of $200 per ounce, or 22%, compared to the third quarter of 2014 due to increased gold production ($100 per ounce), a weaker Canadian dollar ($93 per ounce), lower sustaining capital expenditures ($27 per ounce) and lower exploration expenditures ($5 per ounce), partially offset by increased operating costs ($25 per ounce).
Gold production for the third quarter of 2015 was 10,100 ounces, or 17%, higher than the second quarter of 2015 due to 11% higher grades and 6% higher mill throughput. Mill throughput was higher as a result of increased stope availability due to mine sequencing. The higher grades were realized as a result of mining higher grade stopes as planned and reduced dilution.
All-in sustaining costs for the third quarter of 2015 were $64 per ounce, or 8%, lower than the second quarter of 2015 due to increased gold production ($112 per ounce), a weaker Canadian dollar ($14 per ounce) and lower exploration expenditures ($11 per ounce), partially offset by higher sustaining capital expenditures ($53 per ounce). Higher sustaining capital expenditures were primarily attributable to increased capital development ($2 million).
Exploration in the third quarter of 2015 focused on completing drill programs in two of the three key reserve replacement areas at Musselwhite. The Upper Lynx and West Limb drill campaigns concluded late in the third quarter with positive results showing continuity of mineralization in both areas.The C Block reserve expansion commenced ahead of schedule in the third quarter with three drills now in place. The resource block model for the Upper Lynx is complete with the West Limb and C Block models in progress through the fourth quarter of 2015. All critical exploration development for 2015 is now complete.

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(in United States dollars, tabular amounts in millions, except where noted)

Éléonore mine, Canada

Operating Data	September 30 2015	June 30 2015	March 31 2015	December 31 2014
Tonnes of ore milled	536,000	388,100	265,400	169,800
Average mill head grade (grams/tonne)	5.78	4.77	4.63	4.20
Average recovery rate	85%	90%	86%	88%
Gold (ounces)
– Produced	86,700	43,800	32,500	18,300
– Sold	85,200	43,300	33,500	15,900
Average realized gold price (per ounce)	$1,122	$1,190	$—	$—
Total cash costs – by-product (per ounce)	$915	$1,458	$—	$—
All-in sustaining costs (per ounce)	$974	$1,656	$—	$—
Mining cost per tonne	$71.04	$97.66	$—	$—
Milling cost per tonne	$39.08	$41.78	$—	$—
General and administrative cost per tonne milled	$31.58	$47.35	$—	$—
Financial Data
Revenues (1)	$95	$52	$—	$—
Depreciation and depletion	$48	$30	$—	$—
Loss from operations	$(27)	$(39)	$—	$—
Expenditures on mining interests	$20	$29	$—	$—

(1)
Effective April 1, 2015, proceeds from sales have been recognized as revenues and expenditures during production recognized as expenses. During the pre-commissioning production period (prior to December 31, 2014), costs incurred, net of proceeds from sales of $48 million, were offset against capitalized mining costs and are referred to as pre-operating expenditures.

On April 1, 2015, Éléonore declared commercial production. Effective April 1, 2015, proceeds from sales of metals have been recognized as revenues, with expenditures incurred during production recognized as expenses.
Gold production in the third quarter of 2015 of 86,700 ounces was 42,900 ounces, or 98%, higher than the second quarter of 2015. The increase was the result of 38% higher tonnage processed. Plant throughput during the quarter averaged 6,500 tonnes per day and exceeded the design throughput of 7,000 tonnes per day for several days as a result of de-bottlenecking the plant and by supplementing mine production with the low grade ore stockpile which is expected to be depleted in the fourth quarter of 2015. While recoveries in the third quarter were impacted by the presence of iron sulphides in certain production stopes, metallurgical studies are underway that are expected to minimize their effect on future recoveries.
All-in sustaining costs for the third quarter of 2015 were $974 per ounce, a decrease of $682 per ounce, or 41%, compared to the second quarter of 2015, mainly due to higher gold production ($603 per ounce), lower sustaining capital expenditures ($40 per ounce) and a weaker Canadian dollar ($40 per ounce).
Overall ramp-up of the Éléonore mine continues. Mine production commenced in Horizon 1 and 4 during the quarter, and mining continued in Horizons 2 and 3, resulting in a 24% increase in tonnage mined compared to the prior quarter.
Initial production stopes are encountering folding and faulting resulting in higher dilution, therefore lower gold grades mined. The folding is of varying intensities and is estimated to affect approximately 10% of the overall Éléonore deposit. The Éléonore team continues to work on adjusting stope designs to minimize these impacts. Variable folding and the effect of iron sulphides on gold recoveries have the potential to negatively impact 2015 Éléonore production guidance of between 250,000 and 270,000 ounces.
During the third quarter of 2015, 3,520 metres of development were completed which included 1,438 metres in Horizon 4. Ore is currently either trucked to the surface or hoisted through the exploration shaft. With excavation of the production shaft completed in the second quarter of 2015, the hoisting installation in the production shaft remains on schedule for completion in the fourth quarter of 2016 which is expected to drive further improvements in efficiency and costs.
Drilling in 2015 continues to target the lower portion of the Roberto deposit below 650 metres in what will become Horizons 5 and 6. Positive results continue to support the potential for successful conversion of resources to reserves and extend the deposit at depth, which remains open including the core area. Positive results continue in the 494 target area adding confidence to the size and importance of this target.

GOLDCORP  |  21

(in United States dollars, tabular amounts in millions, except where noted)

Work on the Éléonore crown pillar pre-feasibility study continued to advance during the third quarter. Major activities included the successful completion of summer field work, underground and surface infrastructures and stope sequencing, determination of the dike location, permitting and stakeholder engagement efforts. The pre-feasibility study is on track to be completed by the end of 2015.

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(in United States dollars, tabular amounts in millions, except where noted)

Peñasquito mine, Mexico

Operating Data	September 30 2015	June 30 2015	March 31 2015	December 31 2014	September 30 2014
Tonnes of ore mined – sulphide	9,364,800	10,714,100	9,216,100	9,172,400	8,437,600
Tonnes of ore mined – oxide	1,225,800	952,200	795,100	844,000	272,100
Tonnes of waste removed	40,196,000	40,080,200	33,056,900	32,778,100	38,173,700
Tonnes of total material moved	50,786,700	51,746,600	43,068,100	42,794,500	46,883,400
Ratio of waste to ore	3.8	3.4	3.3	3.3	4.4
Average head grade
Gold (grams/tonne)	1.08	1.31	0.81	0.65	0.59
Silver (grams/tonne)	32.72	28.81	24.65	21.61	23.21
Lead	0.34%	0.31%	0.27%	0.19%	0.23%
Zinc	0.76%	0.70%	0.61%	0.52%	0.52%
Sulphide Ore
Tonnes of ore milled	9,419,000	10,065,200	9,531,900	10,195,800	10,446,900
Average recovery rate
Gold	77%	76%	66%	66%	71%
Silver	83%	81%	73%	75%	81%
Lead	74%	72%	67%	67%	75%
Zinc	82%	80%	76%	78%	79%
Concentrates Produced – Payable Metal Produced
Gold (ounces)	230,300	292,700	148,000	132,300	124,000
Silver (ounces)	7,342,800	6,755,900	4,856,500	5,648,400	5,413,300
Lead (thousands of pounds)	49,200	47,500	36,700	27,200	37,000
Zinc (thousands of pounds)	111,500	105,500	82,500	68,900	81,000
Lead concentrate (DMT)	43,600	43,000	33,700	29,100	36,600
Zinc concentrate (DMT)	102,800	100,500	81,200	73,700	78,200
Oxide Ore
Tonnes of ore processed	1,225,800	952,200	795,100	1,151,300	563,100
Produced
Gold (ounces)	6,500	5,300	7,600	8,800	5,500
Silver (ounces)	129,500	144,000	238,900	186,300	156,000
Sulphide & Oxide Ores – Payable Metal Produced
Gold (ounces)	236,800	298,000	155,600	141,100	129,500
Silver (ounces)	7,472,300	6,899,900	5,095,400	5,834,700	5,569,300
Lead (thousands of pounds)	49,200	47,500	36,700	27,200	37,000
Zinc (thousands of pounds)	111,500	105,500	82,500	68,900	81,000
Gold equivalent ounces (1)	474,500	520,600	324,500	306,400	305,400

GOLDCORP  |  23

(in United States dollars, tabular amounts in millions, except where noted)

	September 30 2015	June 30 2015	March 31 2015	December 31 2014	September 30 2014
Sulphide and Oxide Ores – Payable Metal Sold
Gold (ounces)	225,700	297,500	174,900	126,100	144,000
Silver (ounces)	7,301,300	7,025,800	5,965,600	5,210,700	6,439,300
Lead (thousands of pounds)	49,100	48,200	39,500	29,400	41,400
Zinc (thousands of pounds)	118,700	88,900	82,600	84,000	85,400
Average realized prices
Gold (per ounce)	$1,077	$1,182	$1,218	$1,184	$1,236
Silver (per ounce) (2)	$11.97	$12.72	$14.18	$13.12	$14.70
Lead (per pound)	$0.76	$0.86	$0.81	$0.83	$0.98
Zinc (per pound)	$0.75	$0.99	$0.91	$0.99	$1.07
Total Cash Costs – by-product (per ounce) (3)(5)	$267	$194	$457	$728	$579
Total Cash Costs – co-product (per ounce of gold) (3)(5)	$519	$477	$681	$820	$819
All-in sustaining costs (per ounce) (5)	$467	$416	$702	$1,472	$1,142
Mining cost per tonne	$1.92	$2.02	$2.34	$2.82	$2.49
Milling cost per tonne	$6.30	$6.69	$7.06	$5.92	$6.22
General and administrative cost per tonne milled	$1.89	$2.30	$1.93	$2.55	$2.64
Off-site cost per tonne sold (lead) (4)	$629	$665	$681	$769	$753
Off-site cost per tonne sold (zinc) (4)	$326	$357	$366	$351	$384
Financial Data
Revenues (2)	$406	$522	$364	$285	$361
Depreciation and depletion (7)	$106	$108	$77	$67	$78
Earnings (loss) from operations	$83	$190	$58	$(8)	$15
Expenditures on mining interests (6)(8)	$51	$36	$28	$164	$87
Finance lease (8)	$248	$—	$—	$—	$—

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold; by-product metal prices of $22.00 per ounce of silver; $3.00 per pound copper; $0.90 per pound of zinc; and $0.90 per pound of lead (2014 – $1,300; $22.00; $3.00; $0.90; and $0.90 respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)	Includes 25% of silver ounces sold to Silver Wheaton at $4.07 per ounce (2014 – $4.05 ounce). The remaining 75% of silver ounces are sold at market rates.

(3)
The calculation of total cash costs per ounce of gold is net of by-product silver, lead and zinc sales revenues. If silver, lead and zinc were treated as co-products, total cash costs for the three months ended September 30, 2015 would be $519 per ounce of gold, $7.47 per ounce of silver, $0.60 per pound of lead and $0.64 per pound of zinc (2014 – $819, $11.99, $1.02 and $0.85, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). The actual and budget silver price for Peñasquito takes into consideration that 25% of silver ounces are sold to Silver Wheaton at $4.07 per ounce (2014 – $4.05 per ounce) with the remaining 75% of silver ounces sold at market rates. Using actual realized sales prices, the co-product total cash costs for the three months ended September 30, 2015 would be $551 per ounce of gold, $7.33 per ounce of silver, $0.58 per pound of lead, and $0.60 per pound of zinc (2014 – $822, $10.85, $0.99 and $0.0.94, respectively).

(4)	Off-site costs consist primarily of transportation, warehousing, and treatment and refining charges.

(5)
Includes a $9 million cash reduction of the carrying value of the low-grade stockpile to net realizable value due to a change in expected gold and silver recoveries during the three months ended September 30, 2015 (three months ended September 30, 2014 – $41 million). Excluding the impact of the carrying value reduction, total cash costs – by-product were $228 per ounce, total cash costs – co-product were $499 per ounce, and all-in sustaining costs were $428 per ounce (three months ended September 30, 2014 – $292 per ounce, $694 per ounce and $854 per ounce, respectively).

(6)	Expenditures on mining interests includes expenditures incurred at the Company's Camino Rojo gold project.

(7)
Depreciation and depletion for the three months ended September 30, 2015 includes a $4 million reduction of the carrying value of the low-grade stockpile inventory to net realizable value (three months ended September 30, 2014 – $14 million).

(8)
In 2011, the Company signed an agreement with a third party for the construction of a power plant to deliver electricity to the Peñasquito mine for a period of twenty years with an option to renew for three additional five year periods. The power plant commenced the supply of power to the Peñasquito mine in July 2015 and the agreement for the future purchase of electricity met the criteria of a finance lease at that date, accordingly Peñasquito recognized a $248 million non-cash capital asset in expenditures on mining interests. During the three months ended September 30, 2015, the Company made lease and interest payments of $1 million and $4 million, respectively, and recorded $4 million of depreciation expense related to the leased asset.

GOLDCORP  |  24

(in United States dollars, tabular amounts in millions, except where noted)

During the third quarter of 2015 Peñasquito achieved gold production of 236,800 ounces, 107,300 ounces, or 83%, higher than the third quarter of 2014. The increase in production was due to 83% higher gold ore grades and 8% higher metallurgical recoveries, partially offset by 10% lower mill throughput. Higher gold grades in sulphide resulted from positive model reconciliation. Lower mill throughput resulted from planned and unplanned crusher and SAG mill maintenance.
All-in sustaining costs for the third quarter of 2015 were $467 per ounce, a decrease of $675 per ounce, or 59%, compared to the third quarter of 2014. During the third quarter of 2015, the carrying value of the stockpile was reduced by $13 million to net realizable value due to a change in expected gold and silver recoveries due to the organic carbon content of the long-term stockpile. A reduction to inventory carrying value of $41 million was also recognized in the third quarter of 2014 due to deferral of processing of low grade stockpiles to the end of the mine life. Excluding the impact of these reductions to inventory carrying value in both quarters, all-in sustaining costs were $428 per ounce in the third quarter of 2015, a decrease of $426 per ounce, or 50%, as compared to 2014, primarily due to higher gold production ($858 per ounce), lower sustaining capital expenditures ($143 per ounce) and a weaker Mexican peso ($104 per ounce), partially offset by lower by-product realized prices ($618 per ounce) and higher operating costs ($55 per ounce). The decrease in sustaining capital expenditures was primarily attributable to lower capitalized stripping activity ($18 million), a decrease in expenditures for the NWF project ($9 million), the Overland Waste Rock Conveyor ($5 million) and purchase of mining equipment ($5 million), partially offset by higher capitalized exploration expenditures related to drilling in the copper-gold skarn at depth ($3 million). Operating costs in the third quarter of 2015 were higher primarily because of increased labour costs ($11 million).
Gold production for the third quarter of 2015 was 61,200 ounces, or 21%, lower than the second quarter of 2015 mainly due to 18% lower gold ore grades and 6% lower mill throughput for sulphide production. Lower mill throughput resulted from planned and unplanned crusher and SAG mill maintenance.
All-in sustaining costs for the third quarter of 2015 were $51 per ounce, or 12%, higher than the second quarter of 2015. Excluding the impact of the reductions to inventory carry value in the third quarter, all-in sustaining costs were $12 per ounce, or 3%, higher than the prior quarter primarily due to lower gold production ($349 per ounce), partially offset by higher by-product credits ($226 per ounce), lower sustaining capital expenditures ($85 per ounce), lower operating costs ($5 per ounce) and a weaker Mexican peso ($19 per ounce). The decrease in sustaining capital expenditures was primarily attributable to mobile equipment purchases ($27 million) and expenditures for the NWF project ($12 million), partially offset by higher capitalized stripping activity ($9 million) and capitalized exploration expenditures ($6 million). The decrease in operating costs resulted primarily from decreases in labour ($1 million) and community costs ($1 million).
The provisional pricing impact during the third quarter of 2015 was a negative $15 million, which primarily related to gold, silver and zinc sales from the second quarter of 2015 that settled in the third quarter of 2015.
Construction of the NWF remained suspended throughout the third quarter of 2015 due to an illegal blockade by a local community. Peñasquito continues to seek a fair resolution of this matter with the community, while taking steps to enforce its contractual rights. Peñasquito is also advancing alternatives for completion of the project without crossing through the affected community lands. Contingency planning is ongoing for fresh water supply to the Peñasquito mine until the NWF project is operational. The Company believes that there will be timely resolution of this matter to meet the future water needs of Peñasquito.
During the third quarter the Overland Waste Rock Conveyor was ramped up to operational requirements and the conveyor system hand over to operations was completed.
The MEP feasibility study continued, which included completion of pilot testing, confirming capital estimates and concentrate marketing studies. The MEP permits were approved and received from the authorities. The feasibility study remains on schedule to be completed in early 2016.
Drilling continues on the deep gold-copper skarn to further our understanding of this deposit. The first phase of drilling is nearly complete at the Melchor Ocampo target with assay results expected by year end and the first hole of a modest first phase of drilling was started on a second Peñasquito regional target, Santa Rosa.

GOLDCORP  |  25

(in United States dollars, tabular amounts in millions, except where noted)

Los Filos mine, Mexico

Operating Data	September 30 2015	June 30 2015	March 31 2015	December 31 2014	September 30 2014
Tonnes of ore mined	4,737,200	4,013,200	4,505,900	7,184,100	5,727,700
Tonnes of waste removed	11,299,900	12,707,100	11,487,000	9,685,000	10,910,200
Ratio of waste to ore	2.4	3.2	2.6	1.4	1.9
Tonnes of ore processed	4,719,600	3,944,900	4,474,500	7,227,200	5,722,600
Average grade processed (grams/tonne)	0.82	0.88	0.58	0.53	0.73
Average recovery rate (1)	61%	66%	61%	50%	52%
Gold (ounces)
– Produced	70,300	67,500	60,700	65,900	64,100
– Sold	69,000	66,100	58,500	63,400	66,500
Average realized gold price (per ounce)	$1,134	$1,195	$1,227	$1,203	$1,281
Total cash costs – by-product (per ounce) (2)	$1,275	$919	$891	$1,194	$623
All-in sustaining costs (per ounce) (2)	$1,442	$1,071	$1,164	$1,369	$808
Open-pit mining cost per tonne	$1.50	$1.58	$1.71	$1.78	$1.78
Processing cost per tonne leached	$4.21	$3.08	$4.12	$2.30	$2.51
General and administrative cost per tonne leached	$2.09	$3.05	$2.66	$1.67	$1.94
Financial Data
Revenues	$79	$79	$72	$76	$86
Depreciation and depletion (3)	$23	$19	$22	$22	$13
(Loss) earnings from operations (2)	$(29)	$—	$(1)	$(20)	$30
Expenditures for mining interests	$8	$9	$12	$13	$11

(1)
As of January 1, 2015, average recovery rates are being reported on a 6 month rolling average that better reflects current operations. Recoveries were previously reported on a cumulative basis. The comparative 2014 information has been restated.

(2)
Includes a $30 million cash reduction of the carrying value of the heap leach ore inventory to net realizable value during the three months ended September 30, 2015 (three months ended June 30, 2015 – $4 million; three months ended March 31, 2015 – $5 million cash reduction; three months ended December 31, 2014 – $31 million). Excluding the impact of the carrying value reduction, total cash costs – by-product were $866 per ounce and all-in sustaining costs were $1,009 per ounce (three months ended June 30, 2015 – $857 per ounce and $1,051 per ounce, respectively; three months ended March 31, 2015 – $810 per ounce and $1,083 per ounce, respectively; three months ended December 31, 2014 – $708 per ounce and $883 per ounce, respectively).

(3)
Depreciation and depletion for the three months ended September 30, 2015 includes an $8 million reduction of the carrying value of the heap leach ore inventory to net realizable value (three months ended June 30, 2015 – $1 million; three months ended March 31, 2015 – $1 million; three months ended December 31, 2014 – $10 million).

Gold production for the third quarter of 2015 of 70,300 ounces was 6,200 ounces, or 10%, higher than the third quarter of 2014 primarily due to 12% higher grades and 17% higher recoveries, partially offset by a decrease of 18% in tonnage processed. Lower tonnage processed and higher grades were primarily due to high stripping activity at the new phase of the Los Filos pit and an optimization increase in cut off grades that commenced in the first quarter of 2015. Heap leach pad recoveries increased 24% compared to the third quarter of 2014 as a result of various recovery improvement projects that were initiated during the first quarter of 2015.
All-in sustaining costs for the third quarter of 2015 were $1,442 per ounce, an increase of $634 per ounce, or 78%, compared to the third quarter of 2014. During the third quarter of 2015 the carrying value of the heap leach was reduced by $30 million to net realizable value primarily as a result of a decline in gold price. Excluding the impact of the inventory carrying value reduction, all-in sustaining costs for the third quarter of 2015 were $1,009 per ounce, an increase of $201 per ounce, or 25%, compared to the third quarter of 2014. The 25% increase was primarily driven by higher operating costs ($395 per ounce), partially offset by a weaker Mexican peso ($163 per ounce), higher gold production ($29 per ounce) and lower sustaining capital expenditures ($8 per ounce). The increase in operating costs in the third quarter of 2015 as compared to the third quarter of 2014 was primarily attributable to an increase in consumables, primarily cyanide ($5 million), maintenance spare parts ($3 million), labour and contractors ($2 million) and fuel costs ($2 million).
Gold production for the third quarter of 2015 was 2,800 ounces, or 4%, higher than the second quarter of 2015, primarily due to 20% higher ore processed, partially offset by 8% lower recoveries as a result of lower leaching efficiencies driven by the annual wet season and 7% lower grades. The increase in ore processed and lower grades were as expected, consistent with the mine plan.

GOLDCORP  |  26

(in United States dollars, tabular amounts in millions, except where noted)

All-in sustaining costs for the third quarter of 2015 were $371 per ounce, or 35%, higher than the second quarter of 2015. Excluding the impact of the heap leach ore carrying value reductions recognized in both quarters, all-in sustaining costs were $42 per ounce, or 4%, lower than the second quarter of 2015. The 4% decrease was primarily due to higher gold production ($45 per ounce) and a weaker Mexican peso ($36 per ounce), partially offset by higher sustaining capital expenditures ($33 per ounce) and higher operating costs ($15 per ounce). The increase in sustaining capital expenditures was mainly attributable to underground capitalized exploration ($1 million) and heap leach pad construction ($1 million). The higher operating costs were primarily attributable to an increase in maintenance spare parts ($2 million).
The 2015 exploration program with the objective to enhance deeper phases at El Bermajal pit and extend the high grade zones for underground mining was completed during the quarter.

GOLDCORP  |  27

(in United States dollars, tabular amounts in millions, except where noted)

Marlin mine, Guatemala

Operating Data	September 30 2015	June 30 2015	March 31 2015	December 31 2014	September 30 2014
Tonnes of ore milled	318,700	335,300	346,300	490,800	485,000
Average mill head grade (grams/tonne)
– Gold	4.28	3.86	4.24	3.41	2.98
– Silver	192	181	172	151	113
Average recovery rate
– Gold	97%	97%	97%	96%	97%
– Silver	95%	96%	94%	92%	91%
Produced (ounces)
– Gold	41,800	40,600	45,300	52,300	45,400
– Silver	1,837,300	1,887,200	1,729,500	2,216,700	1,658,000
– Gold equivalent ounces (1)	72,900	72,500	74,600	89,800	73,500
Sold (ounces)
– Gold	39,000	42,700	43,400	53,800	44,500
– Silver	1,716,600	1,884,600	1,700,100	2,301,200	1,626,500
Average realized price (per ounce)
– Gold	$1,125	$1,191	$1,216	$1,208	$1,264
– Silver	$15.15	$16.45	$16.89	$16.60	$18.64
Total cash costs – by-product (per ounce) (2)	$216	$397	$435	$273	$478
Total cash costs – co-product (per ounce) (2)	$525	$669	$685	$569	$716
All-in sustaining costs (per ounce)	$759	$904	$1,011	$703	$985
Mining cost per tonne	$62.36	$61.72	$58.25	$69.88	$80.60
Milling cost per tonne	$30.64	$27.86	$29.32	$25.60	$26.33
General and administrative cost per tonne milled	$28.45	$28.06	$27.16	$20.03	$19.70
Financial Data
Revenues	$70	$81	$82	$103	$87
Depreciation and depletion (3)(4)	$59	$63	$56	$48	$38
(Loss) from operations (3)	$(24)	$(31)	$(24)	$(1)	$(3)
Expenditures on mining interests	$15	$16	$16	$21	$19

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold and a by-product metal price of $22.00 per ounce of silver (2014 – $1,300 and $22.00, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Marlin for the three months ended September 30, 2015 would be $525 per ounce of gold and $8.13 per ounce of silver (2014 – $716 and $12.13, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs for the three months ended June 30, 2015 would be $547 per ounce of gold and $7.62 per ounce of silver (2014 – $748 and $11.24, respectively).

(3)
Losses from operations for the three months ended September 30, 2015, June 30, 2015 and March 31, 2015 were impacted by higher depletion expenses resulting from a reduction of probable and proven gold reserves due to an increase in royalties from 5% to 10% in December 2014. On September 17, 2015, the Constitutional Court in Guatemala invalidated the 10% royalty increase; accordingly, the Company recorded an $11 million reversal of royalty expense during the three months ended September 30, 2015.

(4)
Marlin's depletion and depreciation expense is expected to decrease with the receipt of an additional mining license and the Constitutional Court ruling invalidating the 10% royalty increase, both of which would potentially increase proven and probable reserves.

Gold production for the third quarter of 2015 of 41,800 ounces was 3,600 ounces, or 8%, lower than the third quarter of 2014. Silver production of 1,837,300 ounces was 179,300 ounces, or 11%, higher than the third quarter of 2014. Tonnes milled were 34% lower compared to the third quarter of 2014, while gold and silver grades were higher by 44% and 70%, respectively, primarily due to the depletion of the open pit low grade stockpile in 2014.

GOLDCORP  |  28

(in United States dollars, tabular amounts in millions, except where noted)

All-in sustaining costs for the third quarter of 2015 were $759 per ounce, a decrease of $226 per ounce, or 23%, compared to the third quarter of 2014 due to lower operating costs ($443 per ounce) and lower sustaining capital expenditures ($84 per ounce), partially offset by lower gold production ($233 per ounce), higher reclamation accretion and depletion expenses ($48 per ounce) and lower by-product silver sales credits ($15 per ounce). The decrease in operating costs was primarily due to a 5% decrease in the royalty rate. On September 17, 2015, the Constitutional Court in Guatemala invalidated the 10% royalty increase approved by Congress in 2014; accordingly, the Company recorded an $11 million reversal of royalty expense during the three months ended September 30, 2015. The Company continues to pay a 5% royalty, which includes a 4% voluntary increase from the 1% statutory royalty rate. Additionally, operating costs were lower due to lower consumables ($4 million), power and fuel costs ($2 million), contractors ($2 million) and lower maintenance ($1 million). The decrease in sustaining capital expenditures is primarily attributable to higher underground equipment purchases in the third quarter of 2014.
Gold production for the third quarter of 2015 was 1,200 ounces, or 3%, higher than the second quarter of 2015. Silver production for the third quarter of 2015 was 49,900 ounces, or 3%, lower than the second quarter of 2015. The higher gold production was primarily attributable to 11% higher ore grades, partially offset by 5% lower tonnes processed. The decrease in silver production was due to 5% lower tonnes processed, partially offset by 6% higher ore grades. Higher grades resulted from mining in from the West Vero zone and lower tonnes were due to mine sequencing.
All-in sustaining costs for the third quarter of 2015 were $145 per ounce, or 16%, lower than the second quarter of 2015 primarily due to lower operating costs ($346 per ounce), lower reclamation accretion and depletion expenses ($7 per ounce) and lower sustaining capital expenditures ($5 per ounce), partially offset by lower gold sales volume ($151 per ounce) and lower by-product silver sales credits ($61 per ounce). The decrease in operating costs was primarily attributable to the reduction in royalties ($11 million).
Exploration during the third quarter of 2015 continued testing three new vein targets with the Vero area target providing the most significant results. This target is almost directly south of the main Marlin vein and consists of narrow high grade quartz veins with wider zones of associated lower grade quartz stockwork. One vein has been defined and shows continuity over a strike distance of 200 metres before being cut off by a fault on the west side. Continuity has also been defined over a vertical distance of 50 to 100 metres. The extent and fault offset have yet to be defined.

GOLDCORP  |  29

(in United States dollars, tabular amounts in millions, except where noted)

Cerro Negro mine, Argentina

Operating Data	September 30 2015	June 30 2015	March 31 2015	December 31 2014	September 30 2014
Tonnes of ore milled	340,100	304,000	281,200	290,300	84,900
Eureka underground (tonnes)	125,600	112,000	117,800	85,200	34,200
Eureka underground (grams/tonne)
– Gold	10.58	14.32	9.69	11.51	11.26
– Silver	226.8	369.2	230.7	288.5	256.9
Mariana Central underground (tonnes)	80,500	70,200	26,000	14,300	—
Mariana Central underground (grams/tonne)
– Gold	30.60	22.79	23.63	20.61	—
– Silver	259.4	107.5	151.2	173.8	—
Stockpile (tonnes)	134,000	121,800	137,400	190,800	50,700
Stockpile (grams/tonne)
– Gold	4.93	7.57	11.04	16.36	13.29
– Silver	52.3	69.6	198.1	297.3	283.1
Average mill head grade (grams/tonne)
– Gold	13.09	13.57	11.64	15.15	12.48
– Silver	167.2	188.7	207.4	288.7	272.5
Average recovery rate
– Gold	95%	95%	92%	92%	88%
– Silver	83%	83%	80%	71%	55%
Produced (ounces)
– Gold	135,700	131,300	92,600	133,100	19,000
– Silver	1,501,200	1,607,800	1,501,100	1,929,800	233,700
– Gold equivalent ounces (3)	161,100	158,500	118,000	165,800	22,900
Sold (ounces) (1)(2)
– Gold	157,600	130,400	160,500	36,900	—
– Silver	1,740,000	1,805,000	2,400,000	495,100	—
Average realized price (per ounce)
– Gold	$1,131	$1,198	$1,210	$1,204	$—
– Silver	$14.97	$16.36	$16.69	$16.33	$—
Total cash costs – by-product (per ounce) (4)	$610	$608	$603	$—	$—
Total cash costs – co-product (per ounce) (4)	$661	$686	$691	$—	$—
All-in sustaining costs (per ounce)	$731	$792	$704	$—	$—
Mining cost per tonne	$116.66	$124.72	$114.63	$—	$—
Milling cost per tonne	$39.72	$43.06	$45.95	$—	$—
General and administrative cost per tonne milled	$114.12	$127.40	$100.72	$—	$—
Financial Data (1)
Revenues	$204	$186	$234	$—	$—
Depreciation and depletion	$97	$71	$104	$—	$—
Earnings (loss) from operations (5)	$(15)	$7	$(7)	$—	$—
Expenditures on mining interests	$46	$38	$20	$—	$—

(1)
Effective January 1, 2015, proceeds from sales have been recognized as revenues and expenditures during production recognized as expenses. During the pre-commissioning production period (prior to December 31, 2014), costs incurred, net of proceeds from sales of $53 million, were offset against capitalized mining costs and are referred to as pre-operating expenditures.

GOLDCORP  |  30

(in United States dollars, tabular amounts in millions, except where noted)

(2)	Gold sales during the first quarter of 2015 exceeded production by 67,000 ounces due to 115,200 ounces produced in 2014 which were sold in the first quarter of 2015.

(3)
Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold and a by-product metal price of $22.00 per ounce of silver. By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(4)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Cerro Negro for the three months ended September 30, 2015 would be $661 per ounce of gold and $10.39 per ounce of silver. Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs for the three months ended September 30, 2015 would be $672 per ounce of gold and $9.37 per ounce of silver.

(5)
The loss from operations for the three months ended September 30, 2015 was impacted by a $4 million reduction to the carrying value of stockpiled inventory and lower realized prices. The loss from operations for the three months ended March 31, 2015 was impacted by continued mine ramp-up, higher depletion expenses associated with mine plan sequencing and the effects of the continuing inflationary environment in Argentina.

On January 1, 2015, Cerro Negro declared commercial production. Effective January 1, 2015, proceeds from sales of metals have been recognized as revenues, with expenditures incurred during production recognized as expenses.
Cerro Negro currently consists of two mining operations, the Eureka and Mariana Central underground mines, and pre-production stockpiles, all of which feed a single processing facility. Gold production for the third quarter of 2015 of 135,700 ounces was 4,400 ounces, or 3%, higher than the second quarter of 2015. Silver production of 1,501,200 ounces for the third quarter of 2015 was 106,600 ounces, or 7%, lower than the second quarter of 2015. Total tonnes milled increased by 12% resulting in an average of 3,697 tonnes per day processed for the third quarter of 2015, an increase from 3,341 tonnes per day processed during the second quarter. Tonnage milled in September surpassed the nameplate capacity of 4,000 tonnes per operating day. Stockpile tonnes milled were 10% higher due to the increased mill throughput. Stockpile gold and silver grades were 35% and 25% lower, respectively, with the depletion of higher grade pre-production stockpiles. Tonnes milled from the Eureka underground mine were 12% higher compared to the prior quarter as planned. Milled ore grades from Eureka were 26% and 39% lower for gold and silver, respectively, due to stope sequencing, as planned. Tonnes milled from the Mariana Central underground mine were 15% higher than the second quarter of 2015 as a result of additional stopes coming on-line. Milled ore grades from Mariana Central were 34% and 141% higher for gold and silver, respectively, due to stope sequencing, as planned.
All-in sustaining costs for the third quarter of 2015 of $731 were $61 per ounce, or 8%, lower than the prior quarter, mainly due to higher production ($119 per ounce), lower sustaining capital expenditures ($32 per ounce) and a weaker Argentine peso ($20 per ounce), partially offset by lower by-product credits ($61 per ounce), and higher operating costs ($46 per ounce). Operating costs increased primarily due to contractor costs.
Mine ramp-up continued as planned at the Eureka and Mariana Central mines during the third quarter of 2015. On October 2, 2015, the Company announced a work stoppage by miners represented by the Asociacion Obrera Minera Argentina, Province of Santa Cruz delegation. The work stoppage at the mine began on September 30, 2015. Work activity resumed on October 5, 2015 following the declaration of a mandatory 15-day conciliation period by the Santa Cruz Provincial Secretariat of Labour. The site is fully operational and Goldcorp is committed to working cooperatively with union representatives and government officials to resolve this dispute quickly. Third quarter production was not impacted by the work stoppage. The 15-day conciliation period was extended and productive negotiations continue between the parties.
Exploration in the third quarter of 2015 focused on surface resource confirmation drilling, with 36,295 metres drilled. The current program is progressing as planned, expanding resources at the Marianas Complex, particularly at the newly discovered Emilia vein. The Bajo Negro expansion was completed in the third quarter.

GOLDCORP  |  31

(in United States dollars, tabular amounts in millions, except where noted)

Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)
(tabular amounts below represent Goldcorp's proportionate 37.5% share)

Operating Data	September 30 2015	June 30 2015	March 31 2015	December 31 2014	September 30 2014
Tonnes of ore mined	3,636,700	3,857,300	3,616,200	2,600,000	884,500
Tonnes of waste removed	5,077,700	5,246,300	3,232,000	3,370,900	3,466,500
Ratio of waste to ore	1.4	1.4	0.9	1.3	3.9
Tonnes of ore milled	2,933,100	3,081,700	3,220,500	3,526,200	2,964,100
Average mill head grade
– Gold (grams/tonne)	0.25	0.24	0.24	0.47	0.34
– Copper	0.24%	0.19%	0.19%	0.39%	0.32%
Average recovery rate
– Gold	69%	64%	65%	77%	70%
– Copper	79%	65%	69%	90%	79%
Produced
– Gold (ounces)	16,300	15,500	16,100	41,700	22,800
– Copper (thousands of pounds)	12,300	8,300	9,200	27,200	16,800
– Gold equivalent ounces (1)	44,600	34,700	37,400	104,600	61,600
Sold
– Gold (ounces)	22,300	5,600	20,000	33,900	21,600
– Copper (thousands of pounds)	14,700	4,400	15,000	20,200	18,600
Average realized price
– Gold (per ounce)	$1,108	$1,200	$1,226	$1,189	$1,223
– Copper (per pound)	$2.29	$2.67	$2.45	$2.82	$2.98
Total cash costs – by-product (per gold ounce)(2)	$1,504	$3,191	$751	$(282)	$819
Total cash costs – co-product (per gold ounce)(2)	$1,047	$1,645	$814	$512	$1,006
All-in sustaining costs (per gold ounce)	$1,925	$4,900	$971	$89	$1,404
Mining cost per tonne	$2.87	$2.63	$3.23	$3.76	$4.36
Milling cost per tonne	$6.81	$6.41	$5.62	$5.69	$7.28
General and administrative cost per tonne milled	$1.53	$1.46	$1.44	$1.35	$1.36
Financial Data (3)
Revenues	$55	$18	$57	$94	$79
Depreciation and depletion	$8	$5	$9	$18	$7
(Loss) earnings from operations	$(16)	$(16)	$—	$32	$2
Expenditures on mining interests	$7	$7	$1	$11	$20

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold and a by-product metal price of $3.00 per pound of copper (2014 – $1,300 and $3.00, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If copper were treated as a co-product, total cash costs for the three months ended September 30, 2015 would be $1,047 per ounce of gold and $2.94 per pound of copper (2014 – $1,006 and $2.78, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs for the three months ended September 30, 2015 would be $1,183 per ounce of gold and $2.77 per pound for copper (2014 – $1,033 and $2.78, respectively).

(3)
The Company’s 37.5% interest in Alumbrera is classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the unaudited Condensed Interim Consolidated Statements of (Loss)earnings and Condensed Interim Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the operating and financial data of Alumbrera on a proportionate rather than equity basis.

GOLDCORP  |  32

(in United States dollars, tabular amounts in millions, except where noted)

For the three months ended September 30, 2015, the Company's equity losses from Alumbrera were $13 million (2014 – equity loss of $4 million). The Company did not receive dividends from Alumbrera during the three months ended September 30, 2015 (2014 – $38 million).
Goldcorp’s share of Alumbrera’s gold and copper production for the third quarter of 2015 of 16,300 ounces and 12.3 million pounds was 6,500 ounces, or 29%, lower and 4.5 million pounds, or 27%, lower, respectively, than the third quarter of 2014. Gold and copper production was lower primarily due to 26% and 25% lower head grades, respectively, due to mining from the lower grade levels of Phase 11. Total tonnage mined increased by 100%, primarily due to a geotechnical event in mid-August 2014 which resulted in the suspension of mining activities for the remainder of the third quarter of 2014.
All-in sustaining costs for the third quarter of 2015 were $1,925 per ounce, an increase of $521 per ounce compared to the third quarter of 2014. The increase was primarily a result of lower copper by-product credits due to lower realized prices and reduced sale volumes. The impact of the lower by-product credits was partially offset by lower operating costs mainly due to lower royalties and production taxes ($15 million), lower sustaining capital expenditures ($2 million) and favourable foreign exchange. The decrease in sustaining capital expenditures was primarily due to higher equipment purchases in the third quarter of 2014 and a decrease in capitalized stripping activity in the third quarter of 2015. Increased waste movement combined with lower copper and gold grades in 2015 compared to 2014 has resulted in significantly higher all-in sustaining costs in 2015. As part of the 2016 budgeting process as well as in response to lower metal prices, a revised life-of-mine plan is underway to lower costs by reducing stripping and improve near term all-in sustaining costs and cash flow.
Goldcorp’s share of Alumbrera’s gold and copper production in the third quarter of 2015 was 800 ounces, or 5%, and 4 million pounds, or 48%, respectively, higher than the second quarter of 2015. Gold production was higher due to 4% higher ore grade and 8% higher recoveries. Copper production was higher due to 26% higher ore grade and 22% higher recoveries. The higher grades and recoveries for both gold and copper resulted from mining advancing into the Bajo el Durazno Pit phase 1 with lower oxidized material and the higher grade areas phase 11 of the Alumbrera pit. Tonnage milled decreased 5% compared to the prior quarter due to the higher than expected ore hardness from the Alumbrera pit.
All-in sustaining costs for the third quarter of 2015 were $2,975 per ounce lower than the second quarter of 2015 primarily due to the realization of a build up of finished goods inventory at June 30, 2015 due to timing of shipments. The higher sales volumes in the third quarter of 2015 was partially offset by higher operating costs due to increased labour costs ($7 million), maintenance ($6 million), power ($5 million), fuel ($3 million), production taxes ($3 million) and transport ($4 million).
The negative provisional pricing impact from realized copper prices during the third quarter of 2015 was $1 million.

GOLDCORP  |  33

(in United States dollars, tabular amounts in millions, except where noted)

Pueblo Viejo mine, Dominican Republic (Goldcorp’s interest – 40%)
(tabular amounts below represent Goldcorp's 40% proportionate share)

Operating Data	September 30 2015	June 30 2015	March 31 2015	December 31 2014	September 30 2014
Tonnes of ore mined	2,559,600	1,251,900	705,200	955,600	1,599,700
Tonnes of waste removed	1,539,400	2,602,100	2,323,800	2,568,800	2,002,900
Ratio of waste to ore	0.6	2.1	3.3	2.7	1.3
Tonnes of ore processed	781,800	694,400	744,300	725,200	655,600
Average grade (grams/tonne)
– Gold	5.23	4.54	4.30	5.42	5.72
– Silver	36.5	39.3	31.5	35.0	33.9
Average recovery rate
– Gold	88%	86%	87%	93%	93%
– Silver	54%	4%	26%	55%	49%
Produced
– Gold (ounces)	115,000	87,200	90,000	117,900	112,200
– Silver (ounces)	502,700	38,100	193,900	445,100	354,800
– Copper (thousands of pounds)	—	400	—	—	—
– Gold equivalent ounces (1)	123,500	87,900	93,300	125,500	118,200
Sold
– Gold (ounces)	127,400	92,300	137,000	98,300	111,400
– Silver (ounces)	278,700	73,400	477,100	375,600	388,600
– Copper (thousands of pounds)	—	200	—	—	—
Average realized price
– Gold (per ounce)	$1,118	$1,188	$1,229	$1,215	$1,280
– Silver (per ounce)	$14.76	$16.38	$16.77	$16.74	$20.12
– Copper (per pound)	$—	$2.62	$—	$—	$—
Total cash costs – by-product (per gold ounce)(2)	$481	$549	$465	$477	$438
Total cash costs – co-product (per gold ounce)(2)	$497	$558	$498	$509	$481
All-in sustaining costs (per gold ounce) (2)	$585	$688	$573	$630	$559
Mining cost per tonne	$2.64	$2.70	$2.56	$3.01	$3.55
Milling cost per tonne	$43.00	$50.25	$51.56	$59.80	$61.68
General and administrative cost per tonne milled	$11.22	$10.64	$10.20	$14.06	$11.20
Financial Data (3)
Revenues	$146	$111	$177	$126	$150
Depreciation and depletion	$35	$27	$36	$24	$29
Earnings from operations	$46	$32	$69	$45	$60
Expenditures on mining interests	$9	$10	$14	$14	$12

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold and a by-product metal price of $22.00 per ounce of silver and $3.00 per pound of copper (2014 – $1,300; $22.00 and $3.00, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.The calculation of total cash costs per ounce of gold is net of by-product silver and copper sales revenue. If silver and copper were treated as co-products, total cash costs for the three months ended September 30, 2015 would be $497 per ounce of gold, $7.45 per ounce of silver and $nil per pound of copper (2014 – $481, $7.98 and nil, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs for the three months ended September 30, 2015 would be $499 per ounce of gold, $6.58 per ounce of silver and nil per pound of copper (2014 – $482, $7.55 and nil, respectively).

(2)
The Company’s 40% interest in Pueblo Viejo is classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the unaudited Condensed Interim Consolidated Statements of (Loss) earnings and Condensed Interim Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the operating and financial data of Pueblo Viejo on a proportionate rather than equity basis.

GOLDCORP  |  34

(in United States dollars, tabular amounts in millions, except where noted)

For the three months ended September 30, 2015, the Company's equity earnings from Pueblo Viejo were $20 million (2014 – equity earnings of $10 million).
Goldcorp received $55 million and $75 million repayments of capital during the three and nine months ended September 30, 2015 (2014 – $nil million).
Goldcorp's share of Pueblo Viejo's gold and silver production for the third quarter of 2015 of 115,000 ounces and 502,700 ounces was 2,800 ounces, or 2%, and 147,900 ounces, or 42%, respectively, higher than the third quarter of 2014. Gold production was higher primarily due to 19% higher tonnes processed, partially offset by 9% lower head grades and 5% lower recoveries. Silver production was higher due to 10% higher recoveries and 8% higher head grades. Lower gold head grades resulted from processing lower grade ore as mining in the high grade zones has been delayed due to lower loading unit availability. The lower gold recoveries resulted from preg-robbing characteristics (organic carbon) in the ore processed.
All-in sustaining costs for the third quarter of 2015 were $585 per ounce, an increase of $26 per ounce, or 5%, compared to the third quarter of 2014 due to higher gold production ($78 per ounce), lower sustaining capital expenditures ($16 per ounce), and a favourable foreign exchange ($6 per ounce), offset by lower by-product silver credits ($38 per ounce), higher operating costs ($74 per ounce) and higher reclamation accretion expenses ($14 per ounce). The increase in operating costs was primarily attributable to a provision for obsolete supplies inventory ($7 million), increased contractor costs ($4 million) and a decrease in capitalized stripping activity ($4 million), partially offset by lower power costs ($4 million).
Goldcorp´s share of Pueblo Viejo´s gold and silver production for the third quarter of 2015 was 27,800 ounces, or 32%, and 464,600 ounces, respectively, higher than the second quarter of 2015. Gold production increased due to 13% higher tonnes processed, 15% higher head grades and 2% higher recoveries. Silver production increased primarily due to 1,250% higher recoveries and 13% higher tonnes processed, partially offset by 7% lower head grades. Tonnage processed was higher during the third quarter due to the prior quarter being impacted by autoclave and counter current decantation (CCD) thickener maintenance. Silver recoveries were higher in the third quarter of 2015 due to the lime boil tanks shut down during autoclave maintenance in the prior quarter.
All-in sustaining costs for the third quarter of 2015 were $103 per ounce, or 15%, lower than the second quarter of 2015 primarily due to higher gold sales volume ($195 per ounce), lower sustaining capital expenditures ($11 per ounce) and higher by-product silver sales credits ($13 per ounce), offset by higher operating costs ($103 per ounce) and higher reclamation accretion expenses ($14 per ounce). The increase in operating costs was primarily attributable to the provision for obsolete supplies inventory ($7 million), a decrease in capitalization of development costs ($4 million), increased contractor costs ($1 million), and higher consumables ($1 million).
In October 2014, Pueblo Viejo Dominicana Corporation ("PVDC") received a copy of an action filed in an administrative court in the Dominican Republic by Rafael Guillen Beltre (the "Petitioner"), who claims to be affiliated with the Dominican Christian Peace Organization. The Government of the Dominican Republic has also been notified of the action. The action alleges that environmental contamination in the vicinity of the Pueblo Viejo mine has caused illness and affected water quality in violation of the Petitioner’s fundamental rights under the Dominican Constitution and other laws. The primary relief sought in the action, which is styled as an "Amparo" remedy, is the suspension of operations at the Pueblo Viejo mine as well as other mining projects in the area until an investigation into the alleged environmental contamination has been completed by the relevant governmental authorities. On June 25, 2015, the trial court in the Municipality of Cotui (“Trial Court”) dismissed the legal action as the Petitioner failed to produce evidence to support his allegations.  The Petitioner appealed the Trial Court’s decision to the Constitutional Court on July 21, 2015.  On July 28, 2015, PVDC filed a motion to dismiss the appeal as it was filed after the expiry of the applicable filing deadline. The motion is pending. No amounts have been recorded for any potential liability or asset impairment arising from this matter, as PVDC cannot reasonably predict any potential losses.

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(in United States dollars, tabular amounts in millions, except where noted)

PROJECTS REVIEW
Cochenour Project, Canada
The Cochenour Project combines the existing workings of the historic Cochenour mine with the Bruce Channel gold discovery. The Cochenour/Bruce Channel deposit is located down dip from the historic Cochenour mine. Inferred resources were 3.45 million ounces as of December 31, 2014. Subject to successful advanced exploration and assessment of the detailed configuration of the mineralized zone, Goldcorp is targeting future gold production of up to 250,000 ounces per year.Work is ongoing to define the timing of initial stope production and ramp up of Cochenour feed for processing at Red Lake.
Exploration
Exploration drilling continued during the third quarter of 2015, with twelve drills remaining on site and 41,131 metres drilled (125,534 metres year to date). Five drills were located in the upper levels with seven remaining on the Haulage Drift level. Two drills began close-spaced drilling within the stope-level development, between 5320L and 5180L, to better define mineralization orientations and test continuity between the levels. Assay results remained consistent with expectations for grades and widths. Exploration drilling continued to assess the core area of the deposit as well as at the tram level, where there have been changes in the orientation of the veins from prior interpretations. Detailed interpretation and analysis is ongoing to support final mine planning and infrastructure. Processing of mill feed from the initial sill-development work was consistent with expectations.
Mine Development
An incline ramp to the 3,080 foot level which crosses the historical Cochenour development, and which will also serve as a drill platform, was completed during the third quarter. Further development of the upper levels will resume once additional advanced exploration and engineering is completed.
During the third quarter, preliminary stope-level development on the 5320 and 5250 levels were completed while the 5180 level is expected to conclude late October 2015. An internal ventilation raise was completed during the third quarter and has doubled the ventilation to the lower levels of Cochenour. Service installation of the 5320L to 3990L egress raise is 85% complete.
At September 30, 2015, total project expenditures since January 1, 2011, excluding exploration, investment tax credits and capitalized interest, were $410 million, $409 million of which is spent and $1 million of which is committed. Capital expenditures and capitalized exploration, excluding investment tax credits and capitalized interest, during the three months ended September 30, 2015 amounted to $10 million and $5 million, respectively (nine months ended September 30, 2015 – $42 million and $15 million, respectively). Total project expenditures have been included in total expenditures on mining interests in Red Lake.

Borden Project, Canada
The Borden project located near Chapleau in Ontario, is approximately 160 kilometres west of Goldcorp's Porcupine mine. Comprising 786 square kilometres of claims in a core district for Goldcorp, the highly-prospective Borden project currently has inferred resources of 2.0 million ounces of gold. The deposit remains open along strike and at depth.
Following completion of the acquisition of the Borden project in March 2015, studies to determine the optimization of a combined Borden-Porcupine operation commenced. Options to access the deposit by underground methods are currently being evaluated in preparation for permit applications. Surface diamond drilling continued during the third quarter with seven drills on site and 43,921 metres drilled (104,967 metres year to date).  The current exploration activity remains focused on in-fill drilling with a target to convert a portion of the resources into reserves by the end of 2015.
Capital expenditures for the three months ended September 30, 2015 were $6 million (nine months ended September 30, 2015 – $11 million).

Camino Rojo Project, Mexico
The Camino Rojo project is located approximately 50 kilometres southeast of Goldcorp’s Peñasquito mine with a 3,389 square kilometre land position. At December 31, 2014, gold mineral reserves consisted of 1.85 million ounces of oxide material, indicated gold mineral resources consisted of 6.20 million ounces and inferred gold mineral resources consists of 2.17 million ounces of transitional sulphide material.
The Company completed a concept study in December 2014 and is continuing metallurgical testing and pre-feasibility level engineering in 2015.  The ongoing pre-feasibility study is focused on evaluating the project as a supplemental ore source to Peñasquito, in addition to a small, stand-alone oxide heap leach plant. This approach has the potential to generate the highest rate of return with significantly lower capital costs as construction of a separate processing facility at Camino Rojo is avoided. The pre-feasibility study is expected to be completed in late 2016.

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(in United States dollars, tabular amounts in millions, except where noted)

Updating of the geologic model continued during the third quarter of 2015. Metallurgical testing of sulphide, transition, and oxide zones is ongoing. A geotechnical drilling program commenced in the third quarter to further refine pit wall angle assumptions. The drilling program is expected to be completed by the end of 2015.
At September 30, 2015, total project expenditures were $140 million. Capital expenditures, excluding capitalized interest, during the three months ended September 30, 2015 amounted to $3 million (nine months ended September 30, 2015 – $9 million).

El Morro Project, Chile (Goldcorp’s interest – 70%)
El Morro is a gold/copper project in northern Chile. El Morro contained 6.24 million ounces (Goldcorp’s share) of proven and probable gold reserves at December 31, 2014. Located in the Atacama region of Chile approximately 80 kilometres east of the city of Vallenar and at an altitude of 4,000 metres, El Morro comprises a large, 36-square kilometre land package with significant potential for organic growth through further exploration. Two principal zones of gold-copper mineralization have been identified to date – the El Morro and La Fortuna zones – and the Company has identified several additional targets as part of its regional exploration efforts.
On August 27, 2015 Goldcorp and Teck Resources Limited announced an agreement to combine their respective El Morro and Relincho projects, located approximately 40 kilometres apart in the Huasco Province in the Atacama region of Chile, into a single project. Teck and Goldcorp agreed to contribute their respective project interests into a 50/50 joint venture. The combined project has the interim name of Project Corridor. In addition, an agreement was reached between Goldcorp and New Gold to acquire New Gold's 30% interest in the El Morro project for $90 million in cash upon closing, and a 4% gold stream on future gold production from the El Morro property. Closing of both transactions is subject to customary conditions and is expected to occur in the fourth quarter of 2015.
On a 100% basis, the El Morro project contained proven and probable reserves of 8.9 million ounces of gold and 6.5 billion pounds of copper as at December 31, 2014. Teck's Relincho project contained proven and probable reserves of 10.1 billion pounds of copper and 464 million pounds of molybdenum as at December 31, 2014. Based on the December 31, 2014 mineral reserve figures reported by Goldcorp in respect of El Morro (projected to 100%) and Teck in respect of Relincho, the proven and probable reserves of Project Corridor would contain approximately 16.6 billion pounds of copper, 8.9 million ounces of gold, and 464 million pounds of molybdenum. Further work on Project Corridor, including updating reserves estimates in the future, may lead to revised mineral reserve estimates that could be higher or lower than the combined figure presented.
Project Corridor is one of the largest undeveloped copper-gold-molybdenum projects in the Americas. Based on the results of a Preliminary Economic Assessment completed in the third quarter of 2015, Project Corridor contemplates a conveyor to transport ore from the El Morro site to a concentrator at the Relincho site. The integrated project allows for the optimization of both resources, resulting in a longer mine life of at least 32 years, based on existing proven and probable reserves, with the scope for further extensions given the significant exploration potential across the combined property. This approach has the potential to generate a number of key benefits over two standalone projects including: a reduced environmental footprint, lower operating costs, improved capital efficiency, an optimized mine plan, and a longer mine life.
Project Corridor will undertake extensive engagement with communities and other stakeholders to help guide the project's development. In combination with community consultation, a Pre-Feasibility Study is expected to commence in mid-2016.
At September 30, 2015, total project expenditures for El Morro only were $258 million, of which $257 million is spent and $1 million is committed. Capital expenditures, excluding capitalized interest, during the three months ended September 30, 2015 were $2 million (nine months ended September 30, 2015 – $8 million).

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(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP FINANCIAL PERFORMANCE MEASURES
The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by the Company to measure its operating and economic performance internally and to assist in business decision-making as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate the Company’s operating and economic performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company’s primary business is gold production and its future development and current operations focus are on maximizing returns from gold production, with other metal production being incidental to the gold production process. As a result, the Company's non-GAAP performance measures are disclosed on a per gold ounce basis.
The Company calculates its non-GAAP performance measures on an attributable basis. Attributable performance measures include the Company’s mining operations and projects, and the Company’s share of Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE
By-product cash costs incorporate Goldcorp’s share of all production costs, adjusted for changes in estimates in reclamation and closure costs at the Company’s closed mines which are non-cash in nature, and include Goldcorp’s share of by-product credits, and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses arising on the Company’s commodity and foreign currency contracts which the Company enters into to mitigate its exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates, which may impact the Company’s operating costs.
In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs, by product and co-product, per gold ounce, to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of gold production.
The Company reports total cash costs on a gold ounces sold basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies.

GOLDCORP  |  38

(in United States dollars, tabular amounts in millions, except where noted)

The following table provides a reconciliation of total cash costs (by-product) per ounce to the unaudited condensed interim consolidated financial statements:

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Continuing operations
Production costs per unaudited condensed interim consolidated financial statements (1)	$658	$516	$1,918	$1,497
Non-cash reclamation and closure cost obligations	1	—	(20)	(16)
Treatment and refining charges on concentrate sales	51	46	141	139
Realized losses (gains) on foreign currency, heating oil and commodity contracts	25	(1)	55	1
Other	—	2	(1)	(3)
Consolidated total cash costs	735	563	2,093	1,618
Alumbrera and Pueblo Viejo total cash costs	134	133	342	412
Goldcorp’s share of total cash costs	869	696	2,435	2,030
Goldcorp's share of by-product silver, copper, lead and zinc sales	(306)	(327)	(909)	(1,059)
Goldcorp’s share of total cash costs (by-product)	$563	$369	$1,526	$971
Divided by ounces of Goldcorp’s share of gold sold	942,600	627,000	2,657,800	1,899,700
Goldcorp’s share of total cash costs (by-product) per gold ounce (2)	$597	$590	$574	$511
Including discontinued operations
Goldcorp's share of total cash costs (by-product) from continuing operations	$563	$369	$1,526	$971
Total cash costs – Wharf	—	14	15	36
Total cash costs – Marigold	—	—	—	24
Goldcorp's share of total cash costs (by-product) including discontinued operations	$563	$383	$1,541	$1,031
Divided by ounces of Goldcorp's share of gold sold	942,600	641,400	2,673,100	1,964,900
Goldcorp’s share of total cash costs (by-product) per gold ounce (2)	$597	$597	$576	$525

(1)
$17 million and $70 million in royalties are included in production costs for the three and nine months ended September 30, 2015, respectively (three and nine months ended September 30, 2014 – $16 million and $47 million, respectively);

(2)
If silver, lead and zinc for Peñasquito, silver for Marlin and Cerro Negro, silver and copper for Pueblo Viejo, and copper for Alumbrera were treated as co-products, Goldcorp's share of total co-product cash costs from continuing operations for the three and nine months ended September 30, 2015, would be $670 and $665 per ounce of gold, $8.08 and $8.66 per ounce of silver, $2.94 and $2.84 per pound of copper, $0.64 and $0.68 per pound of zinc, and $0.60 and $0.66 per pound of lead, respectively (three and nine months ended September 30, 2014 – $678 and $661 per ounce of gold, $11.86 and $10.78 per ounce of silver, $2.78 and $2.47 per pound of copper, $0.85 and $0.75 per pound of zinc, and $1.02 and $0.92 per pound of lead, respectively). Goldcorp's share of total co-product cash costs including discontinued operations for the three and nine months ended September 30, 2015, would be $670 and $667 per ounce of gold, $8.08 and $8.66 per ounce of silver, $2.94 and $2.84 per pound of copper, $0.64 and $0.68 per pound of zinc, and $0.60 and $0.66 per pound of lead, respectively (three and nine months ended September 30, 2014 – $682 and $667 per ounce of gold, $11.86 and $10.78 per ounce of silver, $2.78 and $2.47 per pound of copper, $0.85 and $0.75 per pound of zinc, and $1.02 and $0.92 per pound of lead, respectively).

NON-GAAP MEASURE – ALL-IN SUSTAINING COSTS PER GOLD OUNCE
All-in sustaining costs include total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation cost accretion and amortization. The measure seeks to reflect the full cost of gold production from current operations, therefore new project capital is not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.
The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. All-in sustaining costs, as a key performance measure, allows the Company to assess its ability to support capital expenditures to sustain future

GOLDCORP  |  39

(in United States dollars, tabular amounts in millions, except where noted)

production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.
The Company reports all-in sustaining costs on a gold ounces sold basis. This performance measure was adopted as a result of an initiative undertaken within the gold mining industry; however, this performance measure has no standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company follows the guidance note released by the World Gold Council, which became effective January 1, 2014. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies. The following table provides a reconciliation of all-in sustaining costs per ounce to the unaudited condensed interim consolidated financial statements:

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Continuing operations
Total cash costs (by-product)	$563	$369	$1,526	$971
Corporate administration	51	63	159	188
Exploration and evaluation costs	11	12	39	29
Reclamation cost accretion and amortization	20	15	55	48
Sustaining capital expenditures	154	210	499	502
All-in sustaining costs	$799	$669	$2,278	$1,738
Divided by ounces of Goldcorp's share of gold sold	942,600	627,000	2,657,800	1,899,700
All-in sustaining costs per gold ounce	$848	$1,067	$857	$915
Including discontinued operations
All-in sustaining costs from continuing operations	$799	$669	$2,278	$1,738
All-in sustaining costs – Wharf	—	15	17	39
All-in sustaining costs – Marigold	—	—	—	26
All-in sustaining costs – including discontinued operations	$799	$684	$2,295	$1,803
Divided by ounces of Goldcorp's share of gold sold	942,600	641,400	2,673,100	1,964,900
All-in sustaining costs per gold ounce – including discontinued operations	$848	$1,066	$859	$918
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. This definition includes, but is not limited to, capitalized stripping costs at open pit mines and underground mine development. The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures for continuing operations:

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Expenditures on mining interests and deposits per unaudited condensed interim consolidated financial statements	$232	$498	$938	$1,514
Expenditures on mining interests by Alumbrera and Pueblo Viejo	16	32	48	79
Goldcorp’s share of expenditures on mining interests and deposits	$248	$530	$986	$1,593
Sustaining capital expenditures	154	210	499	502
Expansionary capital expenditures	94	320	487	1,091
	$248	$530	$986	$1,593
All-in costs per ounce, including discontinued operations, for the three and nine months ended September 30, 2015 were $949 per ounce and $1,056 per ounce, respectively (three and nine months ended September 30, 2014 – $1,566 and $1,483, respectively) and comprises those costs included in all-in sustaining costs per ounce, including discontinued operations, expansionary capital expenditures, and reclamation accretion and revisions to reclamation closure obligations at the Company's closed and inactive sites.

GOLDCORP  |  40

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ADJUSTED NET (LOSS) EARNINGS
Adjusted net (loss) earnings excludes mining interest acquisition costs, gains/losses on disposition of mining interests (net of transaction costs), gains/losses on dilution of ownership interests, impairment charges, revisions in estimates and liabilities incurred on reclamation and closure cost obligations, unrealized and non-cash realized gains/losses on derivatives and available-for-sale investments, gains/losses on foreign exchange impacts on deferred income tax assets and liabilities, and foreign exchange arising on working capital at certain of the Company's capital projects, as well as significant non-cash, non-recurring items. The Company also excludes the net earnings (losses) from the Company’s equity investments in Primero and Tahoe.
The Company adjusts for these items described in the above paragraph from net (loss) earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations of the Company and its ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. The Company’s adjusted net (loss) earnings does include the Company’s equity share of net earnings from Alumbrera and Pueblo Viejo as the Company considers these operations to comprise part of the Company’s core mining portfolio and to be significant contributors to the Company’s financial results.
The following table provides a reconciliation of net earnings in the unaudited condensed interim consolidated financial statements to adjusted net (loss) earnings:

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Net (loss) earnings from continuing operations attributable to shareholders of Goldcorp Inc.	$(192)	$(48)	$67	$233
Revisions in estimates and liabilities incurred on reclamation and closure cost obligations, net of tax	—	—	13	11
Share of net (earnings) losses of associates, net of tax	—	(3)	10	(20)
Impairment of mining interests, net of tax	—	13	—	13
Losses (gains) on available-for-sale securities, net of tax	2	(5)	5	(8)
(Gains) losses on derivatives, net of tax	(2)	14	—	7
Gain on dilution of ownership interest in an associate, net of tax	—	—	(95)	—
Gain on disposition of mining interests, net of tax	(12)	—	(275)	(18)
Unrealized losses on foreign exchange translation of deferred income tax assets and liabilities	158	85	302	167
Foreign exchange losses on capital projects	—	6	1	31
Other	9	4	9	4
Total adjusted net (loss) earnings from continuing operations	$(37)	$66	$37	$420
Weighted average shares outstanding (000’s)	830,203	813,572	825,719	813,091
Adjusted net (loss) earnings from continuing operations per share	$(0.04)	$0.08	$0.04	$0.52

Total adjusted net (loss) earnings from continuing operations	$(37)	$66	$37	$420
Net earnings from discontinued operations attributable to shareholders of Goldcorp Inc.	—	4	46	2
(Gain) loss on disposition of discontinued operations, net of tax	—	—	(43)	21
Total adjusted net (loss) earnings including discontinued operations	$(37)	$70	$40	$443
Weighted average shares outstanding (000’s)	830,203	813,572	825,719	813,091
Adjusted net (loss) earnings per share including discontinued operations	$(0.04)	$0.09	$0.05	$0.54

GOLDCORP  |  41

(in United States dollars, tabular amounts in millions, except where noted)

ADJUSTED OPERATING CASH FLOWS AND FREE CASH FLOWS
Adjusted operating cash flows comprises Goldcorp’s share of operating cash flows before working capital changes. Free cash flows comprises Goldcorp’s share of net cash provided by operating activities and includes the Company’s share of expenditures on mining interests, deposits on mining interests expenditures and capitalized interest paid. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or use of available cash.
The following table provides a reconciliation of Goldcorp’s share of adjusted operating cash flows to net cash provided by operating activities per the unaudited condensed interim consolidated financial statements:

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Net cash provided by operating activities of continuing operations	$443	$188	$1,022	$717
Change in working capital	(127)	186	(109)	212
Dividends from Alumbrera and Pueblo Viejo	—	(38)	—	(105)
Adjusted operating cash flows provided by Alumbrera and Pueblo Viejo	58	56	182	209
Goldcorp’s share of adjusted operating cash flows	$374	$392	$1,095	$1,033
Including discontinued operations
Adjusted operating cash flows – Wharf	—	7	3	21
Adjusted operating cash flows – Marigold	—	—	—	2
Goldcorp’s share of adjusted operating cash flows including discontinued operations	$374	$399	$1,098	$1,056
The following table provides a reconciliation of Goldcorp’s share of free cash flows to net cash provided by operating activities per the unaudited condensed interim consolidated financial statements:

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Net cash provided by operating activities of continuing operations	$443	$188	$1,022	$717
Dividends from Alumbrera and Pueblo Viejo	—	(38)	—	(105)
Expenditures on mining interests	(230)	(448)	(923)	(1,409)
Deposits on mining interests expenditures	(2)	(50)	(15)	(105)
Interest paid	(15)	(40)	(64)	(68)
Consolidated free cash flows	196	(388)	20	(970)
Free cash flows provided by Alumbrera and Pueblo Viejo	47	31	70	193
Goldcorp’s share of free cash flows	$243	$(357)	$90	$(777)
Including discontinued operations
Free cash flows – Wharf	—	2	6	17
Free cash flows – Marigold	—	—	—	—
Goldcorp’s share of free cash flows including discontinued operations	$243	$(355)	$96	$(760)

GOLDCORP  |  42

(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL INSTRUMENTS RISK EXPOSURE
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk in accordance with its Finance Risk Management Policy. The Company's exposure to financial risks and how the Company manages each of those risks are described in note 25(e) to the Company's consolidated financial statements for the year ended December 31, 2014. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three and nine months ended September 30, 2015, except as noted below:

(i)	Liquidity risk
During the three and nine months ended September 30, 2015, the Company generated operating cash flows from continuing operations of $443 million and $1,022 million, respectively (three and nine months ended September 30, 2014 – $188 million and $717 million, respectively). At September 30, 2015, Goldcorp held cash and cash equivalents and money market investments of $257 million and $73 million, respectively (December 31, 2014 – $482 million and $53 million, respectively) and had working capital of $470 million (December 31, 2014 – $691 million, of which $26 million represented the Company's net assets held for sale, respectively), which the Company defines as current assets less current liabilities.
On June 11, 2015, the Company increased its committed and unsecured revolving credit facility from $2.0 billion to $3.0 billion and extended the term to June 10, 2020, under existing terms and conditions. At September 30, 2015, the undrawn balance of the revolving credit facility was $3.0 billion (December 31, 2014 – $1.2 billion). On June 11, 2015, the Company repaid the 220 million Argentine pesos ($24 million) drawn against the 1-year 469 million Argentine peso ($100 million) credit facility.
At September 30, 2015, the Company had letters of credit outstanding, surety bonds and secured deposits in the amount of $372 million (December 31, 2014 – $460 million). The Company's capital commitments for the next twelve months amounted to $106 million at September 30, 2015.

(ii)	Market risk
Currency risk
During the three and nine months ended September 30, 2015, the Company recognized a net foreign exchange gain of $2 million and $26 million (three and nine months ended September 30, 2014 – gain of $3 million and loss of $22 million, respectively). Based on the Company’s net exposures (other than those relating to taxes) at September 30, 2015, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in an approximate $18 million increase or decrease in the Company’s after-tax net earnings, respectively.
During the three and nine months ended September 30, 2015, the Company recognized a net foreign exchange loss of $167 million and $323 million in income tax expense on income taxes receivable/(payable) and deferred income taxes, respectively (three and nine months ended September 30, 2014 – loss of $87 million and $170 million, respectively). Based on the Company’s net exposures relating to taxes at September 30, 2015, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in an approximate $228 million decrease or increase in the Company’s after-tax net earnings, respectively.

OUTSTANDING SHARE DATA
As of October 28, 2015, there were 830 million common shares of the Company issued and outstanding and 15 million stock options outstanding which are exchangeable into common shares at exercise prices ranging between C$7.71 per share to C$48.72 per share.

OTHER RISKS AND UNCERTAINTIES
The Company’s process to manage its risks and other uncertainties, including the risks related to the Company’s foreign operations, government, environmental, and other regulations, and operating costs is continuous and dynamic. Changes to these risks that result from changing internal and external factors are evaluated on a quarterly basis and significant changes in risks and corresponding mitigation activities are reported quarterly to the Company’s Board of Directors. Detailed discussion of the Company’s risk management process can be found on pages 68 to 69 of our 2014 Annual Report.
Changes in mining or investment policies or shifts in political attitude in Canada, Mexico, Guatemala, Argentina, the Dominican Republic, Chile, and the United States continues to be a key business risk which may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and mine safety.

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(in United States dollars, tabular amounts in millions, except where noted)

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, environmental requirements, land and water use, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests, fines and penalties. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have a material adverse effect on the Company’s operations or profitability. In addition to internal controls, systems and processes, the Company mitigates these risks by building positive, sustainable relationships with local communities, vendors, and local, regional, and federal governments, maintaining ongoing and transparent communication with stakeholders, a commitment to sustainability, and best practices in corporate governance.

BASIS OF PREPARATION
The Company's unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the IASB. Accordingly, certain disclosures included in annual financial statements prepared in accordance with IFRS as issued by the IASB have been condensed or omitted. The Company's unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2014.
The accounting policies applied in the preparation of the Company's unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in notes 3 and 4 to the Company’s audited consolidated financial statements for the year ended December 31, 2014.

CRITICAL JUDGEMENTS AND ESTIMATES
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the impacts from uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgements and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended September 30, 2015 are consistent with those applied and disclosed in notes 6 and 7 to the Company’s audited consolidated financial statements for the year ended December 31, 2014 and the following critical judgment in applying accounting policies:
Business combinations
Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combination. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of Probe on March 13, 2015 did not meet the criteria for accounting as a business combination and has been accounted for as an acquisition of an asset.

OUTLOOK UPDATE
For 2015, the Company expects to be at the high-end of between 3.3 and 3.6 million gold ounces. All-in sustaining costs are expected to be between $850 and $900 per gold ounce; $500 and $550 per ounce on a by-product basis; and $625 to $675 per ounce on a co-product basis. DD&A will increase to $450 per gold ounce from the previous guidance of $425 per gold ounce due primarily to production coming from our newer and higher DD&A per ounce sites and additional assets placed in-service earlier than anticipated. Capital spending guidance remains unchanged at between $1.2 billion and $1.4 billion for 2015. Corporate administration expense guidance, excluding share-based compensation, is expected to be approximately $170 million in 2015. Excluding the impacts of foreign exchange on current and deferred tax assets and liabilities and excluding the dilution and disposition gains on the sale of mining interests and the related taxes, the Company continues to expect an annual effective tax rate on adjusted earnings subject to income tax of 45% in 2015.

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(in United States dollars, tabular amounts in millions, except where noted)

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There has been no change in the Company’s internal control over financial reporting during the three and nine months ended September 30, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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(in United States dollars, tabular amounts in millions, except where noted)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This report contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, or the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, the ability of the parties to satisfy the conditions of and to complete the Project Corridor transaction (the "Transaction") with Teck Resources and the transaction with New Gold to acquire the remaining 30% of the El Morro Project (the "New Gold Transaction"), the development of Project Corridor as a mine, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or "does not expect", “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or "does not anticipate", “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, Mineral Reserves and Mineral Resources and metallurgical recoveries, the Transaction or the New Gold Transaction not being completed as planned, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; the risk that the Transaction or the New Gold Transaction is not completed as planned, mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2014 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Corporation's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A were reviewed and approved by Gil Lawson, P.Eng., Vice President, Geology and Mine Planning for Goldcorp, and a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of

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(in United States dollars, tabular amounts in millions, except where noted)

Mining, Metallurgy and Petroleum ("CIM") and NI 43-101, or the AusIMM JORC equivalent. All Mineral Resources are reported exclusive of Mineral Reserves and Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in Goldcorp’s Annual Information Form for the year ended December 31, 2014 and the current technical report for those properties, all available at www.sedar.com.
Cautionary Note to United States investors concerning estimates of measured, indicated and inferred resources: This document has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and uses terms that are not recognized by the United States Securities and Exchange Commission (“SEC”). The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with the CIM -Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”) which were incorporated by reference in NI 43-101. These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under United States securities laws. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.
In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.
Accordingly, information contained in this document containing descriptions of the Corporation’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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